EXHIBIT 99.1

Execution Version

TRANSALTA CORPORATION
as Issuer

AND

COMPUTERSHARE TRUST COMPANY OF CANADA
as Trustee

INDENTURE

Dated as of March 24, 2025

Table of Contents

ii

iii

INDENTURE, dated as of March 24, 2025, between TRANSALTA CORPORATION, a corporation existing under the laws of Canada (herein called the "Corporation"), having its principal office at 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1, and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada, as trustee, paying agent, registrar and transfer agent (herein called the "Trustee").

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its debentures, notes or other evidences of indebtedness (herein called the "Securities"), which may be convertible into or exchangeable for any securities of any Person, including the Corporation, to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Corporation in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, or of series thereof, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1        Definitions.

Unless otherwise expressly provided in any Officer's Certificate, any supplemental indenture hereto or any Board Resolution with respect to any series of Securities, the terms set forth in this Section 1.1 shall have the meanings assigned to them in this Section 1.1:

"Act", when used with respect to any Holder, has the meaning specified in Section 1.5.

"Additional Amounts" has the meaning specified in Section 10.5.

"Additional Securities" has the meaning specified in Section 3.3.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Applicable Law" shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, orders and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation.

1

"Applicable Procedures" means, with respect to any transaction involving a Global Security or beneficial interest therein, the rules and procedures of the Depository to the extent applicable to such transaction and as in effect from time to time.

"Applicable Securities Law" shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution or trading of securities in, or to residents of, such jurisdiction.

"Attributable Amount" means with respect to any sale and leaseback transaction (as defined herein), as at the time of determination, the present value (discounted at the rate of interest set forth or implicit in the terms of such lease, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the sale and leaseback transaction.

"Authenticating Agent" means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 6.13 to authenticate Securities.

"Authorized Denomination" has the meaning specified in Section 3.2.

"Authorized Officers" has the meaning specified in Section 1.6.

"Board of Directors" means the board of directors of the Corporation or any duly authorized committee of such board.

"Board Resolution" means a copy of a resolution certified by any officer of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day" means a day other than: (a) a Saturday or a Sunday; (b) a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to remain closed; or (c) a day on which the Corporate Trust Office of the Trustee is closed for business.

"CDS" shall mean CDS Clearing and Depository Services Inc., together with its successors from time to time.

"Clearing Agency" shall mean, in relation to Securities of any series issuable in whole or in part in the form of one or more Global Securities: (a) CDS; or (b) any other organization recognized as a "clearing agency" pursuant to Applicable Securities Law specified for such purpose in the related supplemental indenture.

"Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet: (a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets; (b) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this clause (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in clause (a) above; (c) minority interests; (d) current liabilities; and (e) Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets.

"Consolidated Shareholders' Equity" means, without duplication, the aggregate amount of shareholders' equity (including, without limitation, common share capital, preferred share

2

capital, contributed surplus and retained earnings) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, adjusted by the amount by which common share capital, preferred share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, in accordance with generally accepted accounting principles, together with the aggregate principal amount of obligations of the Corporation in respect of Preferred Securities.

"Corporate Trust Office" means the office of the Trustee designated by the Trustee at which at any particular time its corporate trust business shall be administered, which office on the date of execution of this Indenture is located at 1 York Street, 6th floor, Toronto, Ontario M5J 0B6.

"corporation" includes corporations, associations, companies, limited liability companies, unlimited liability companies, joint-stock companies and business trusts.

"Corporation" means the Person named as the "Corporation" in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Corporation" shall mean such successor Person.

"Corporation Request" or "Corporation Order" means a written request or order signed in the name of the Corporation by any officer (under the corporate seal of the Corporation or otherwise), and delivered to the Trustee.

"covenant defeasance" has the meaning specified in Section 12.3.

"Currency" means any currency or currencies, composite currency or currency unit or currency units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

"Defaulted Interest" has the meaning specified in Section 3.8.

"Defaulted Interest Rate" has the meaning specified in Section 3.8.

"defeasance" has the meaning specified in Section 12.2.

"Definitive Security" means a certificated Security registered in the name of the Holder thereof and issued in accordance with Section 3.6(2) and substantially in a form as shall be established by or pursuant to a Board Resolution, Officer's Certificate or in one or more indentures supplemental hereto.

"Depository" means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, the Clearing Agency that is designated to act as Depository for such Securities as contemplated by Section 3.1, together with its successors in such capacity.

"Dollar" or "$" means a dollar or other equivalent unit in such coin or Currency of Canada as at the time shall be legal tender for the payment of public and private debts.

"Environmental Laws" means all Applicable Laws relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any hazardous material, or health and safety matters.

"Event of Default" has the meaning specified in Section 5.1.

3

"Executed Documentation" has the meaning specified in Section 1.22.

"Expiration Date" has the meaning specified in Section 1.5(7).

"Financial Instrument Obligations" means obligations arising under:

(a)       any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(b)       any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)       any agreement for the making or taking of any commodity (including natural gas, oil or electricity), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

"First Currency" has the meaning specified in Section 1.16.

"Foreign Currency" means any Currency other than Currency of Canada.

"Global Security" means a Security that evidences all or part of the Securities of any series which is issued to the Depository or a nominee thereof for such series in accordance with Section 3.1.

"Government Obligation" means, unless otherwise specified with respect to any series of Securities pursuant to Section 3.1, securities which are (a) direct obligations of the government which issued the Currency in which the principal of, or any premium or interest on, such Securities of a particular series or any Additional Amounts in respect thereof are payable; or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series or any Additional Amounts in respect thereof are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on, or principal of, any such Government Obligation held by such custodian for the account of a holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government

4

Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

"Governmental Authority" shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country.

"Holder" means a Person in whose name a Security is registered in the Securities Register, and for purposes of Section 10.5 hereof, shall include a beneficial owner of a Security.

"Holders' Request" means, in respect of one or more particular series of Securities, an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such series, requesting the Trustee to take or refrain from taking the action or proceeding specified therein.

"Indebtedness" means all items of indebtedness in respect of any amounts borrowed (including obligations with respect to bankers' acceptances and contingent reimbursement obligations relating to letters of credit and other financial instruments) and all Purchase Money Obligations which, in accordance with generally accepted accounting principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication: (a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and (b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by them.

"Indenture" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 3.1.

"Instructions" has the meaning specified in Section 1.6.

"interest" means, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, interest payable after Maturity at the rate prescribed in such Original Issue Discount Security.

"Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

"LVTS" means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

"Material Subsidiary" means, at any time, a Subsidiary: (a) the total assets of which represent more than 10% of the total assets of the Corporation determined on a consolidated basis as shown in the most recent audited consolidated balance sheet of the Corporation; or (b) the total revenues of which represent more than 10% of the total revenues of the Corporation determined on a

5

consolidated basis as shown in the consolidated income statement of the Corporation for the four most recent fiscal quarters of the Corporation.

"Maturity", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

"Maturity Account" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Paying Agent) for Securities issued pursuant to and in accordance with this Indenture.

"Minimum Authorized Denomination" has the meaning specified in Section 3.2.

"Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired (including the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising therefrom or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other Person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings).

"Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such Indebtedness, in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets so created, developed, constructed or acquired (including the shares or other ownership interests of a single purpose entity which holds any such assets and other rights and collateral arising therefrom or connected therewith) and to which the lender has recourse.

"Notice of Default" means a written notice of the kind specified in Section 5.1(3).

"Officer's Certificate" means a certificate signed by any officer of the Corporation on behalf of the Corporation and without personal liability, and delivered to the Trustee.

"Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Corporation or other counsel, including an employee of the Corporation, who shall be reasonably acceptable to the Trustee.

"Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.

"Original Securities" has the meaning specified in Section 3.3.

6

"Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(a)       Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(b)       Securities, or portions thereof, for whose payment or redemption the necessary amount of money or money's worth has been theretofore deposited with the Trustee or any Paying Agent, other than the Corporation, in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(c)       Securities, except to the extent provided in Section 12.2 and Section 12.3, with respect to which the Corporation has effected defeasance and/or covenant defeasance as provided in Article 12; and

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date: (i) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2; (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.1; (iii) the principal amount of any Security denominated in a Foreign Currency which shall be deemed to be Outstanding for such purpose shall be equal to the Dollar equivalent, determined as of such date in the manner provided as contemplated by Section 3.1, of the principal amount of such Security (or, in the case of a Security described in Clause (i) or (ii) above, of the amount determined as provided in such Clause); and (iv) Securities owned by the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee certifies to the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or such other obligor.

"Paying Agent" means the Trustee and any other Person authorized by the Corporation to pay the principal of (or premium, if any) or interest, if any, on, any Securities on behalf of the Corporation.

"Permitted Encumbrance" means any of the following:

(a)	any Security Interest existing as of the date of the first issuance by the Corporation of Securities issued pursuant to this Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;
(b)	any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;
7

(c)	any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;
(d)	any Security Interest in favor of any Wholly-Owned Subsidiary;
(e)	any Security Interest on property of a corporation or its Subsidiaries which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with the Corporation or such property is otherwise, directly or indirectly acquired by the Corporation other than a Security Interest incurred in contemplation of such merger, amalgamation, consolidation or acquisition;
(f)	any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;
(g)	any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;
(h)	any Security Interest in respect of:
(i)	liens for taxes, duties and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue the Corporation or the applicable Subsidiary thereof shall be contesting the same in good faith;
(ii)	any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;
(iii)	any obligations or duties, affecting the property of the Corporation or any Subsidiary thereof, to any municipality or governmental, statutory or other public authority, with respect to any franchise, permit, licence or grant and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Corporation or any Subsidiary thereof, under franchises, permits, licences or other grants, from a municipality or other such authority, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Corporation or any Subsidiary thereof;
(iv)	any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens;
(v)	the right reserved to or vested in any municipality or governmental, statutory or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof;
8

(vi)	any undetermined or inchoate liens and charges incidental to the current operations of the Corporation or any Subsidiary thereof that have not at the time been filed against the Corporation; provided, however, that if any such lien or charge shall have been filed, the Corporation or the applicable Subsidiary thereof shall be contesting the same in good faith;
(vii)	any Security Interest the validity of which is being contested at the time by the Corporation or the applicable Subsidiary thereof in good faith or payment of which has been provided for by deposit with the Trustee or another trustee of debt securities issued by the Corporation or the applicable Subsidiary thereof of an amount in cash sufficient to pay the same in full;
(viii)	any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that, in the opinion of the Corporation, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Corporation or any Subsidiary thereof;
(ix)	any security to a public utility or any municipality or governmental, statutory or other public authority when required by such utility, municipality or other such authority in connection with the operations of the Corporation or any Subsidiary thereof;
(x)	any liens and privileges arising out of judgments or awards with respect to which the Corporation or the applicable Subsidiary thereof shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; and
(xi)	any other liens of a nature similar to the foregoing which do not in the opinion of the Corporation materially impair the use of the property subject thereto or the operation of the business of the Corporation or the applicable Subsidiary thereof or the value of such property for the purpose of such business;
(i)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and
(j)	any other Security Interest if the aggregate amount of Indebtedness secured pursuant to this clause (j) (together with the Attributable Amount of any sale and leaseback transaction) does not exceed 20% of Consolidated Net Tangible Assets.

"Person" means any individual, corporation, partnership, limited liability company, unlimited liability company or corporation, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

9

"Place of Payment" means, when used with respect to the Securities of any series, the place or places where the principal of (and premium, if any) and interest, if any, on the Securities of that series are payable as specified as contemplated by Section 3.1 and Section 10.2.

"Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.6 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

"Preferred Securities" means securities which on the date of issue thereof by a Person: (a) have a term to maturity of more than 30 years; (b) rank subordinate to the unsecured and unsubordinated Indebtedness of such Person outstanding on such date; (c) entitle such person to defer the payment of interest thereon for more than four years without thereby causing an event of default in respect of such securities to occur; and (d) entitle such Person to satisfy the obligation to make payments of deferred interest thereon from the proceeds of the issuance of its shares.

"Privacy Laws" has the meaning specified in Section 6.16.

"Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, alterations or replacements of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal, alteration or replacement is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

"rate(s) of exchange" has the meaning specified in Section 1.15(4).

"Redemption Date", when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture as contemplated by Section 3.1.

"Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture as contemplated by Section 3.1.

"Regular Record Date" means, with respect to the interest payable on any Interest Payment Date on the Securities of any series, the date specified for that purpose as contemplated by Section 3.1.

"Responsible Officer" means, when used with respect to the Trustee, an officer of the Trustee in its Corporate Trust Office having direct responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer's knowledge of, and familiarity with, the particular subject.

"Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

"Securities Register" and "Securities Registrar" have the respective meanings specified in Section 3.5.

"Security Interest" means any mortgage, charge, pledge, lien, encumbrance, assignment by way of security, title retention agreement or other security interest whatsoever,

10

howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, which secures payment or performance of an obligation.

"Special Record Date" means, with respect to the payment of any Defaulted Interest on the Securities of any series, a date fixed by the Trustee pursuant to Section 3.8.

"Stated Maturity", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the date on which the principal of such Security or such installment of principal or interest is due and payable, as such date may be advanced or extended as provided pursuant to the terms of such Security and this Indenture.

"Subsidiary" means, in relation to a Person: (a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by the Person or one or more of its Subsidiaries, or the Person and one or more of its Subsidiaries; (b) any partnership of which the Person or one or more of its Subsidiaries, or the Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has authority to bind the partnership, in all other cases; or (c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by the first-mentioned Person or one or more of its Subsidiaries, or the Person and one or more of its Subsidiaries.

"Successor" has the meaning specified in Section 8.1.

"Taxes" has the meaning specified in Section 10.5.

"Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties and obligations of trustees under trust indentures and of bodies corporate issuing or guaranteeing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to this Indenture, and at the date of this Indenture includes the applicable provisions of the Loan and Trust Corporations Act (Alberta), the Trust and Loan Companies Act (Canada) and the Canada Business Corporations Act and any statute that may be substituted therefor, as from time to time amended, and any other statute of Canada or a province thereof, including the regulations under any such statute.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder.

"US$" means a dollar or other equivalent unit in such coin or Currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

"Wholly-Owned Subsidiary" means any Subsidiary of the Corporation that the Corporation directly or indirectly beneficially owns 100% of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such Subsidiary or owns, directly or indirectly, 100% of the income, capital, beneficial or ownership interests (however designated) thereof.

11

Section 1.2       Rules of Interpretation.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean (a) international financial reporting standards as issued by the International Accounting Standards Board, if the Corporation is then preparing its financial statements in accordance with such principles; (b) accounting principles which are recognized as being generally accepted in Canada, if the Corporation is then preparing its financial statements in accordance with such principles; or (c) such accounting principles which are recognized as being generally accepted in the United States, if the Corporation is then preparing its financial statements in accordance with such principles;
(2)	"including" means including, without limitation;
(3)	words importing the singular number only will include the plural and vice versa, words importing gender will include all genders and words importing any type or category of Persons will include all types and categories of Persons;
(4)	unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture; and
(5)	the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Section 1.3        Compliance Certificates and Opinions.

Upon any application or request by the Corporation to the Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Legislation. Each such certificate or opinion shall be given in the form of an Officer's Certificate, if to be given by an officer of the Corporation or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Legislation and any other requirements set forth in this Indenture.

Except as otherwise provided herein, every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)	a statement that the individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;
(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(3)	a statement that, in the opinion of such individual, they have made such examination or investigation as is necessary to enable them to express an informed opinion as to whether or not such covenant or condition has been complied with; and
(4)	a statement as to whether, in the opinion of such individual, such condition or covenant has been complied with.

12

Section 1.4        Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such officer's certificate or opinion is based are erroneous. Any Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation stating that the information with respect to such factual matters is in the possession of the Corporation unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever, subsequent to the receipt by the Trustee of any Board Resolution, Officer's Certificate, Opinion of Counsel or other document or instrument, a clerical, typographical or other inadvertent or unintentional error or omission shall be discovered therein, a new document or instrument may be substituted therefor in corrected form with the same force and effect as if originally filed in the corrected form and, irrespective of the date or dates of the actual execution and delivery thereof, such substitute document or instrument shall be deemed to have been executed and delivered as of the date or dates required with respect to the document or instrument for which it is substituted. Anything in this Indenture to the contrary notwithstanding, if any such corrective document or instrument indicates that action has been taken by or at the request of the Corporation which could not have been taken had the original document or instrument not contained such error or omission, the action so taken shall not be invalidated or otherwise rendered ineffective but shall be and remain in full force and effect, except to the extent that such action was a result of wilful misconduct or bad faith. Without limiting the generality of the foregoing, any Securities issued under the authority of such defective document or instrument shall nevertheless be the valid obligations of the Corporation entitled to the benefits of this Indenture equally and ratably with all other Outstanding Securities, except as aforesaid.

Section 1.5        Acts of Holders; Record Dates.

(1)	Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by: (a) one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and (b) the record of Holders of Securities of
13

such series voting in favor thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders of Securities of such series duly called and held in accordance with the provisions of Article 13, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such instrument or record is, or instruments are, delivered to the Trustee and, where it is hereby expressly required, to the Corporation. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and (subject to Section 6.3) conclusive in favor of the Trustee and the Corporation, if made in the manner provided in this Section 1.5. The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 13.11.

(2)	The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by Applicable Law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him or her the execution thereof. Where such execution is by a signer acting in a capacity other than his or her individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.
(3)	The ownership of Securities held by any Person, and the date of commencement and the date of termination of holding the same, shall be proved by the Security Register.
(4)	Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of, transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Security.
(5)	The Corporation may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of all series or one or more series, as the case may be, entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series; provided that the Corporation may not set a record date for, and the provisions of this Section 1.5(5) shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the Section 1.5(6). If any record date is set pursuant to this Section 1.5(5), the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take or revoke the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this Section 1.5(5) shall be construed to prevent the Corporation from setting a new record date for any action for which a record date has previously been set pursuant to this Section 1.5(5), whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect, and nothing in this Section 1.5(5) shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this Section 1.5(5), the Corporation,
14

at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing in the manner set forth in Section 1.6 and to each Holder of Securities of the relevant series in the manner set forth in Section 1.7.

(6)	The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of all series or one or more series, as the case may be, entitled to join in the giving or making of (a) any Notice of Default, (b) any declaration of acceleration referred to in Section 5.2, (c) any request to institute proceedings referred to in Section 5.7(2); or (d) any direction referred to in Section 5.12, in each case, with respect to Securities of all series or one or more series, as the case may be. If any record date is set pursuant to this Section 1.5(6), the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction or to revoke the same, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this Section 1.5(6) shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this Section 1.5(6), whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect, and nothing in this Section 1.5(6) shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this Section 1.5(6), the Trustee, at the Corporation's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be sent to the Corporation in writing in the manner set forth in Section 1.6 and to each Holder of Securities of the relevant series in the manner set forth in Section 1.7.
(7)	With respect to any record date set pursuant to this Section 1.5, the party hereto which sets such record date may designate any day as the applicable "Expiration Date" and from time to time may change such Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of such proposed new Expiration Date is given in writing to (a) in the case of a record date set by the Corporation, the Trustee; and (b) in the case of a record date set by the Trustee, the Corporation to each Holder of Securities of the relevant series in the manner set forth in Section 1.7, on or prior to the applicable existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.5, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this Section 1.5. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.
(8)	Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 1.6        Notices, etc., to Trustee and Corporation.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

15

(1)	the Trustee by any Holder or by the Corporation shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if: (A) hand delivered or sent by first class mail, postage prepaid, to the Trustee at its principal office in the City of Calgary, at Computershare Trust Company of Canada, 800, 324 – 8th Avenue SW, Calgary, Alberta, T2P 2Z2 Attention: Manager, Corporate Trust; or (B) sent by email to corporatetrust.calgary@computershare.com, Attention: Manager, Corporate Trust; or
(2)	the Corporation by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if: (A) hand delivered or sent by first class mail, postage prepaid, to the Corporation at its principal office at 110 — 12th Avenue S.W., Calgary, Alberta, T2P 2M1, Attention: Corporate Secretary or at any other address furnished in writing to the Trustee by the Corporation; or (B) sent by email to corporatetrust.calgary@computershare.com, Attention: Manager, Corporate Trust.

Any such request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document shall be deemed to have been made, given, furnished or filed, as applicable: (1) if hand delivered, on the date of delivery if delivered prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day; (2) if sent by mail, on the fifth day following the mailing thereof; and (3) if sent by email, on the date of transmission if sent prior to 5:00 p.m. (recipient’s time) or otherwise on the next Business Day.

The Trustee shall have the right to accept and act upon instructions, including funds transfer instructions given pursuant to this Indenture and delivered using electronic means ("Instructions"); provided, however, that the Corporation shall provide to the Trustee an incumbency certificate listing officers with the authority to provide such Instructions on behalf of the Corporation (the "Authorized Officers") and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Corporation whenever a person is to be added or deleted from the listing. If the Corporation elects to give Instructions to the Trustee using electronic means and the Trustee in its discretion elects to act upon such Instructions, the Trustee's understanding of such Instructions shall be deemed controlling. The Corporation understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee may conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustee have been sent by such Authorized Officer. The Corporation shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustee and that the Corporation and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and authentication keys upon receipt by the Corporation. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee's reliance upon, and compliance with, such Instructions notwithstanding that such directions may conflict or be inconsistent with a subsequent written instruction. The Corporation agrees: (a) to assume all risks arising out of the use of electronic means to submit Instructions to the Trustee, including the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (b) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Corporation; (c) that the security procedures, if any, to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (d) to notify the Trustee immediately upon learning of any compromise or unauthorized use of the security procedures.

Section 1.7        Notice to Holders; Waiver.

Where this Indenture provides for notice of any event to Holders by the Corporation or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in

16

writing and mailed, first-class postage prepaid, or sent by overnight courier, to each Holder affected by such event, at such Holder's address as it appears in the Security Register, not later than the latest date, if any, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail or courier, neither the accidental failure to mail or courier such notice, nor any accidental error or defect in any notice so mailed, couriered or sent, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to give such notice by mail or by courier, then the Corporation shall give notice by publication at least once in the City of Toronto, each such publication to be made in a daily newspaper of general circulation. Any notice given to Holders by publication shall be deemed to have been given on the date on which publication shall have been effected.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 1.8        Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.9        Successors and Assigns.

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether so expressed or not.

Section 1.10      Severability.

In case any provision in this Indenture or in any of the Securities shall be invalid, illegal or unenforceable, in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not be affected or impaired thereby. Each of the provisions of this Indenture or in any of the Securities is declared to be separate and distinct.

Section 1.11      Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.12      Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to conflicts of laws principles thereof, and will be treated in all respects as Alberta contracts, and each of the Corporation, the Trustee and, by their acceptance of Securities and the benefits of this Indenture and any related supplemental indenture, the Holders, from time to time submit to the non-

17

exclusive jurisdiction of the courts of the Province of Alberta. This Indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions.

Section 1.13       Conflict with Trust Indenture Legislation.

This Indenture is subject to the provisions of applicable Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Legislation which is applicable to this Indenture and/or which is required thereunder to be a part of and govern this Indenture, the Trust Indenture Legislation provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Legislation which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 1.14      Legal Holiday.

In any case where any Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of any Security other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any), sinking fund amounts, or interest need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date, sinking fund payment date, or at the Stated Maturity or Maturity, as applicable; provided that, unless specified in respect of the Securities of any series pursuant to Section 3.1, no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity, as the case may be.

Section 1.15      Conversion of Currency.

The Corporation covenants and agrees that the following provisions shall apply to conversion of Currency in the case of the Securities and this Indenture to the fullest extent permitted by Applicable Law:

(1)	If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other Currency (the "Judgment Currency") an amount due or contingently due in the Currency of the Securities of any series and this Indenture (the "Required Currency"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine). If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in the preceding sentence is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.
(2)	In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders of Securities and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (a) the date as of which the equivalent of the amount
18

in the Required Currency due or contingently due under the Securities and this Indenture (other than under this Section 1.15(2)) is calculated for the purposes of such winding-up and (b) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Section 1.15(2) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(3)	The obligations contained in Section 1.15(1) and Section 1.15(2) shall constitute separate and independent obligations of the Corporation from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Corporation, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation for a liquidated sum in respect of amounts due hereunder (other than under Section 1.15(2)) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the applicable liquidator. In the case of Section 1.15(2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.
(4)	The term "rate(s) of exchange" shall mean: (a) in the case that either the Required Currency or the Judgment Currency is in Dollars, the Bank of Canada daily average exchange rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported on the "Daily Exchange Rates" page of the website of the Bank of Canada, or by such other means of reporting the Bank of Canada daily average exchange rate as may be agreed upon by each of the parties to this Indenture; or (b) in all other cases, the rate at which in accordance with normal banking procedures the Trustee could purchase, in Toronto, Ontario the Required Currency with the Judgment Currency on the relevant date, and, in each case, includes any premiums and costs of exchange payable.

Section 1.16      Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the Currency of one nation (the "First Currency"), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation which is required to purchase such amount in the First Currency: (a) at the Bank of Canada daily average exchange rate as reported on the "Daily Exchange Rates" page of the website of the Bank of Canada, or by such other means of reporting the Bank of Canada daily average exchange rate as may be agreed upon by each of the parties to this Indenture; or (b) if the Bank of Canada daily average exchange rate is not available, in accordance with normal banking procedures in the City of Toronto, in each case, on the date of determination.

Section 1.17       No Security Interest Created.

Unless expressly provided for in one or more supplements to this Indenture entered into pursuant to the terms of this Indenture, nothing in this Indenture or the Securities shall be construed to constitute a security interest under the Personal Property Security Act (Alberta) or similar legislation, as now or hereafter enacted and in effect in any jurisdiction where property of the Corporation is or may be located.

19

Section 1.18      No Recourse Against Others.

No recourse for the payment of the principal of (or premium, if any) or interest on, any Security, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Corporation in this Indenture or in any supplemental indenture, or in any Security, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director or employee, as such, past, present or future, of the Corporation or of any successor to the Corporation; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as part of the consideration for, the execution of this Indenture and the issue of the Securities.

Section 1.19      Currency.

Unless otherwise expressly stated in this Indenture, any Security or any indenture supplemental hereto, all amounts referenced herein are in Dollars.

Section 1.20      Time.

Unless otherwise expressly stated in this Indenture, any Security or any indenture supplemental hereto, all references to a time will mean Calgary, Alberta local time. Time shall be of the essence in this Indenture, each Security and each document related hereto and thereto.

Section 1.21      English Language.

The Corporation, the Trustee and, by their acceptance of Securities and the benefits of this Indenture, the Holders acknowledge that this Indenture, each Security and each document related hereto and thereto (whether or not any of such documents is also drawn up in French) has been drawn up in English at the express will of such Persons. Les parties aux presents conviennent que ces presents ainsi que tout document qui s'y rattache (incluant tout document redige en francais et en anglais) soient rediges en langue anglaise a la volonte expresse des parties.

Section 1.22      Counterparts.

The parties hereto may sign any number of copies of this Indenture, and all such copies together shall represent the same agreement. Documents executed, scanned and transmitted electronically, including with electronic signatures created or transmitted through a software platform or application, shall be deemed to be original for purposes of this Indenture and all matters and agreements related hereto, with such scanned, electronic and facsimile signatures having the same legal effect as original signatures. The parties hereto agree that this Indenture, any Instructions, or any instrument, agreement or document necessary for the consummation of the transactions contemplated by this Indenture or otherwise related hereto (collectively, "Executed Documentation") may be accepted, executed or agreed to through the use of an electronic signature in accordance with Applicable Law. Any Executed Documentation accepted, executed or agreed to in conformity with Applicable Law will be binding on all parties hereto to the same extent as if it were physically executed and each party hereto hereby consents to the use of any third party electronic signature capture service providers as may be reasonably chosen by a signatory hereto or thereto.

20

Article 2

SECURITY FORMS

Section 2.1        Forms Generally.

The Securities of each series shall be in substantially the form as shall be established by or pursuant to a Board Resolution or an Officers' Certificate or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with law or with the rules of any securities exchange or the Depository therefor or as may, consistently herewith, be determined by the officer executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution or an Officers' Certificate, a copy of an appropriate record of such action shall be certified by an officer of the Corporation and delivered to the Trustee at or prior to the delivery of the Corporation Order contemplated by Section 3.3 for the authentication and delivery of such Securities.

Any Definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officer executing such Securities, as evidenced by their execution of such Securities.

Any Global Security shall represent such of the Outstanding Securities of a series as shall be specified therein and each Global Security shall provide that it represents the aggregate principal amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate principal amount of Outstanding Securities represented thereby may from time to time be increased or decreased, as appropriate, to reflect exchanges, payments and redemptions. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount represented thereby will be made by the Trustee, in accordance with instructions given by the Holder thereof. Any Global Security may also be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 2.2        Form of Trustee's Certificate of Authentication.

Subject to Section 6.13, the Trustee's certificate of authentication shall be in substantially the following form:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

Dated: _______________________

This is one of the Securities of the series designated therein referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
Authorized Signatory

21

Article 3

THE SECURITIES

Section 3.1        Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series and, except as otherwise provided in this Indenture, each such series shall be unsecured and shall rank pari passu with each other series and with all other unsecured and unsubordinated indebtedness of the Corporation. There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 3.3, set forth in, or determined in the manner provided in, an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable:

(1)	the specific designation of the Securities of the series (which shall distinguish the Securities of the series from all other series of Securities);
(2)	any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 3.4, Section 3.5, Section 3.6, Section 9.6 or Section 11.6) and except for any Securities which, pursuant to Section 3.3 are deemed never to have been authenticated and delivered hereunder;
(3)	the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;
(4)	the date or dates on which the principal (and premium, if any) of any Securities of the series is payable or the method by which such date shall be determined and the right, if any, to shorten or extend the date on which the principal (and premium, if any) of any Securities of the series is payable and the conditions to any such change;
(5)	the rate or rates (whether fixed or variable) at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable, the manner, if any, of determination of such Interest Payment Dates and the Regular Record Date, if any, for any such interest payable on any Interest Payment Date;
(6)	the right, if any, to extend the interest payment periods and the terms of such extension or extensions;
(7)	the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security, or any Predecessor Security, is registered at the close of business on the Regular Record Date for such interest;
(8)	if the amount of principal (or premium, if any) or interest on, any Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;
22

(9)	whether, under what circumstances and the Currency in which the Corporation will pay Additional Amounts on the Securities of the series to any Holder, including any modification to the definition of such term, and, if so, whether the Corporation will have the option to redeem such Securities rather than pay such Additional Amounts, and the terms of any such option;
(10)	the place or places, if any, other than the Corporate Trust Office, where the principal of (and premium, if any) and interest on, any Securities of the series shall be payable and whether, if acceptable to the Trustee, any principal of (and premium, if any) on such Securities shall be payable without presentation or surrender thereof;
(11)	the period or periods within which, or the date or dates on which, the price or prices at which and the other terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Corporation, if the Corporation is to have that option;
(12)	the obligation, if any, of the Corporation to redeem or purchase any Securities of the series pursuant to any sinking fund, purchase fund or any other provisions or at the option of the Holder thereof, the period or periods within which, the price or prices at which and the other terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation and any other provisions related to such redemption or purchase pursuant to such sinking fund or otherwise;
(13)	the application, if any, of all or any portion of Article 11 to the Securities of that series;
(14)	if applicable, the Tax Redemption Reference Date applicable to the Securities of that series;
(15)	if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the Depository for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security and any circumstances in addition to or in lieu of those set forth in Section 3.6 in which Global Securities may be exchanged for Definitive Securities;
(16)	any transfer and exchange provisions of the Securities of the series;
(17)	if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;
(18)	if other than the Trustee, the identity of the Trustee, Security Registrar, Authenticating Agent, Paying Agent or other agents with respect to the Securities of such series;
(19)	if other than Dollars, the Currency in which the principal of (or premium, if any) or interest on, any Securities of the series shall be payable and the manner of determining the equivalent thereof in Dollars for any purpose, including for purposes of the definition of Outstanding in Section 1.1;
(20)	if the principal of (or premium, if any) or interest on, any Securities of the series is to be payable, at the election of the Corporation or the Holder thereof, in one or more Currencies other than Dollars, the Currency in which the principal of (or premium, if any) or interest on, such Securities as to which such election is made shall be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);
23

(21)	the applicability, if any, of Section 12.2 and/or Section 12.3 to the Securities of the series and any addition, modification or deletion of the provisions of Article 12 that shall be applicable to the Securities of the series;
(22)	any addition, modification or deletion of any Events of Default or covenants provided with respect to any Securities of the series (whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein);
(23)	any addition, modification or deletion in the covenants set forth in Article 10 which applies to Securities of the series;
(24)	the applicability, if any, of Article 8 to the Securities of the series and any addition, modification or deletion of the provisions of Article 8 that shall be applicable to the Securities of the series;
(25)	the terms, if any, upon which the Securities of the series may be convertible into or exchanged for any of the Corporation's common shares, preferred shares, other debt securities or warrants for common shares, preferred shares or other securities of any kind and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions; and
(26)	any other terms of the series, which may amend, supplement, modify or delete any provision of this Indenture insofar as it applies to such series, which are not inconsistent with the requirements of the Trust Indenture Legislation.

All Securities of any one series shall be substantially identical except, subject to Section 3.3, as may otherwise be provided in or pursuant to the Board Resolution referred to above and set forth or determined in the manner provided in the Officer's Certificate referred to above or in any applicable indenture supplemental hereto. Not all Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Securities of such series up to the maximum aggregate principal amount authorized, if any, with respect to such series without the consent of any Holders thereof.

If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions, or a certified copy thereof, shall be delivered to the Trustee at or prior to the delivery of the Officer's Certificate setting forth the terms or the manner of determining the terms of the series.

Section 3.2        Denominations.

The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 3.1. With respect to Securities of any series denominated in Dollars, in the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series, shall be issuable in denominations of $2,000 (the "Minimum Authorized Denomination") and any integral multiple of $1,000 in excess thereof (the "Authorized Denomination"). Securities not denominated in Dollars shall be issuable in such denominations as are established with respect to such Securities.

Section 3.3        Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Corporation by any two officers of the Corporation. The signatures of any two officers of the Corporation on the Securities may be manual or by facsimile or electronic signature and may be imprinted or otherwise reproduced on the Securities.

24

Securities bearing the manual, facsimile or electronic signatures of any two individuals each of whom was at any time a proper officer of the Corporation shall bind the Corporation, notwithstanding that any such individual has ceased to hold such office(s) prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series executed by the Corporation to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Securities, and the Trustee, in accordance with such Corporation Order, shall authenticate and deliver such Securities.

If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Section 2.1 and Section 3.1, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating:

(1)	if the form of such Securities has been established by or pursuant to one or more Board Resolutions as permitted by Section 2.1, that such form has been established in conformity with the provisions of this Indenture;
(2)	if the terms of such Securities has been established by or pursuant to one or more Board Resolutions as permitted by Section 3.1, that such terms have been established in conformity with the provisions of this Indenture;
(3)	that such Securities, when authenticated and delivered by the Trustee and issued by the Corporation in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Corporation enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights, to general equity principles and to other customary qualifications; and
(4)	that all requirements under Applicable Laws in respect of the issue of such Securities have been complied with.

The Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Each Security shall be dated the date of its authentication or, in the case of the original issuance of the Securities of a series, the date of original issuance of such Securities. If any additional Securities of a series ("Additional Securities") issued after the date of original issuance of Securities of such series ("Original Securities") are not fungible with such Original Securities for Canadian or U.S. federal income tax purposes, then such Additional Securities shall be issued with a separate "CUSIP" or "ISIN" number so that they are distinguishable from the Original Securities.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual or electronic signature of an authorized signatory, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been

25

authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 3.12, together with a written statement (which need not comply with Section 1.3 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Corporation, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 3.4        Temporary Securities.

Pending the preparation of Definitive Securities of any series, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the Definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officer executing such Securities may determine, as evidenced by such officer's execution of such Securities.

If temporary Securities of any series are issued, the Corporation will cause the Definitive Securities of that series to be prepared without unreasonable delay. After the preparation of Definitive Securities of such series, the temporary Securities of such series shall be exchangeable for Definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Corporation in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more Definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as Definitive Securities of such series and tenor.

Section 3.5        Registrar and Paying Agent.

Subject to Section 3.1, the Trustee is hereby appointed as security registrar for the purpose of registering Securities and transfers of Securities as herein provided (each such registrar, a "Securities Registrar") and the Corporation hereby designates the Corporate Trust Office of the Trustee as the office where Securities may be presented for payment. The Securities Registrar will keep a register (the "Securities Register") of the Securities and of their transfer and exchange. The Corporation may appoint one or more co-registrars and one or more additional paying agents. The Corporation may change any Registrar or Paying Agent without notice to any Holder. The Corporation will notify the Trustee in writing of the name and address of any Paying Agent or Registrar not a party to this Indenture. If the Corporation fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Corporation or any of its Affiliates may act as Registrar or Paying Agent.

If at any time the Trustee is not the Securities Registrar for an applicable series of Securities, upon written request by the Trustee, the Securities Registrar shall provide a certified copy of the Securities Register to the Trustee as of the date specified in such written request of the Trustee, acting reasonably.

The Securities Register referred to in this Section 3.5 shall, subject to Applicable Law, at all reasonable times be open for inspection by the Corporation, any Holders and any beneficial holder of Global Securities that provides a sworn affidavit confirming such beneficial interest and that furnishes the Trustee with a reasonable fee, all as set out in the Trust Indenture Legislation.

26

The Corporation hereby appoints CDS to act as the initial Depository with respect to the Global Securities.

Subject to Section 3.1, the Corporation hereby appoints the Trustee to act as the initial Registrar and Paying Agent with respect to the Global Securities.

Section 3.6        Transfer and Exchange of Securities.

(1)	A Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.
(2)	All Global Securities will be exchanged by the Corporation for Definitive Securities if:
(A)	the Corporation delivers to the Trustee notice from the Depository that it is unwilling or unable to continue to act as Depository, or if at any time such Depository shall no longer be registered or in good standing under Applicable Law, or be qualified as a Clearing Agency under Applicable Securities Law, in each case as required in order to fulfill its duties and obligations as Depository for Securities of a series, and, in each case, a successor Depository is not appointed by the Corporation within 120 days after the date of such notice from the Depository;
(B)	the Corporation in its sole discretion determines that the Global Securities, in whole but not in part, should be exchanged for Definitive Securities and delivers a written notice to such effect to the Trustee; or
(C)	there has occurred and is continuing an Event of Default with respect to the Securities, provided that at the time of such exchange, such Event of Default has not been waived in accordance with the provisions of this Indenture.

Upon the occurrence of any of the events described in Section 3.6(2)(A) and Section 3.6(2)(B), Definitive Securities shall be issued in such names as the Depository shall instruct the Trustee. Global Securities also may be exchanged or replaced, in whole or in part, as provided in Section 3.7. A Global Security may not be exchanged for a Definitive Security other than as provided in this Section 3.6(2).

(3)	Subject to the provisions of this Section 3.6, Securities in any authorized form or denomination may be exchanged for Securities in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Securities of the same series carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.
(4)	No transfer or exchange of a Security will be effective as against the Corporation unless:
(A)	such transfer or exchange is made by the registered Holder of the Security or the executor, administrator or other legal representative of, or any attorney for, the registered Holder, duly appointed by an instrument in form and substance satisfactory to the Trustee or other Securities Registrar, in each case acting reasonably, upon surrender to the Trustee or other Securities Registrar of the Security and a duly executed form of transfer;
27

(B)	such transfer or exchange is made in compliance with Applicable Law and such reasonable requirements as the Trustee or other Securities Registrar may prescribe from time to time; and
(C)	such transfer or exchange has been duly noted on such Security and on one of the appropriate Securities Registers by the Trustee or other Securities Registrar.
(5)	To permit registrations of transfers and exchanges, the Corporation will execute and the Trustee will authenticate Global Securities and Definitive Securities upon receipt of a Corporation Order for the authentication and delivery of such Securities in accordance with Section 3.3 or at the Securities Registrar's request.
(6)	No service charge will be made to a holder of a beneficial interest in a Global Security or to a Holder of a Definitive Security for any registration of transfer or exchange, but the Corporation and the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith, other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 11.6.
(7)	All Global Securities and Definitive Securities issued upon any registration of transfer or exchange of Global Securities or Definitive Securities will be the valid obligations of the Corporation, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Securities or Definitive Securities surrendered upon such registration of transfer or exchange.
(8)	Neither the Securities Registrar nor the Corporation will be required to:
(A)	issue, register the transfer of or exchange any Securities during a period beginning at the opening of business five days before the day of any selection of Securities for redemption under Article 11 and ending at the close of business on the day of selection;
(B)	register the transfer of or exchange any Security selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part; or
(C)	register the transfer of or exchange a Security between a record date and the next succeeding Interest Payment Date.
(9)	Prior to due presentment for the registration of a transfer of any Security, the Trustee, any Authenticating Agent and the Corporation may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and interest on such Securities and for all other purposes, and none of the Trustee, any Authenticating Agent or the Corporation shall be affected by notice to the contrary.

Section 3.7        Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated but otherwise identifiable Security is surrendered to the Trustee, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefor a replacement Security of the same series and of like tenor and principal amount and evidencing the same indebtedness and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and to the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Security and (b) such security or indemnity as may

28

be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustee that such Security has been acquired by a "protected purchaser" (as defined in the Securities Transfer Act (Alberta)), the Corporation shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a replacement Security of the same series and of like tenor and principal amount and evidencing the same indebtedness and bearing a number not contemporaneously outstanding.

Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a replacement Security, pay such Security.

Upon the issuance of any replacement Security under this Section 3.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every replacement Security of any series issued pursuant to this Section 3.7 in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section 3.7, as amended or supplemented pursuant to this Indenture with respect to a particular series or generally, are exclusive and shall preclude, to the extent lawful, all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.8        Payment of Principal and Interest; Interest Rights Preserved.

Unless otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Corporation maintained for such purpose pursuant to Section 10.2.

Unless otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date and, if applicable and subject to Applicable Law, interest on such defaulted interest (such defaulted interest, and if applicable, interest thereon, collectively herein called "Defaulted Interest") at the rate specified in the Securities of such series (such rate, the "Defaulted Interest Rate") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such defaulted interest may be paid by the Corporation, at its election in each case, as provided in clause (1) or (2) below:

(1)	The Corporation may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner:
(A)	the Corporation shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Corporation shall deposit with the Trustee an

29

amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 3.1 for the Securities of such series) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest;

(B)	thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment;

(C)	the Trustee shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 1.7; not less than 10 days prior to such Special Record Date; and

(D)	notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to Section 3.8(2).

(2)	The Corporation may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner consistent with the requirements of any securities exchange, if any, on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this Section 3.8(2), such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 3.8 and Section 3.5, each Security delivered under this Indenture upon registration of, transfer of, or in exchange for, or in lieu of, any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 3.9        Payment of Interest.

(1)	The Corporation shall pay the interest due upon the principal amount of each Definitive Security (except interest payable on Maturity or redemption of a Definitive Security which, at the option of the Corporation, may be paid only upon presentation of such Definitive Security for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Corporation determine to be appropriate) a cheque for such interest payable to the Holder of such Definitive Security on the Record Date for each applicable Interest Payment Date at the address appearing on the applicable Securities Register unless otherwise directed in writing by the Holder or, in the case of registered joint Holders, payable to all such joint Holders and addressed to one of them at the last address appearing in the applicable Securities Register and negotiable at par at each of the places at which interest upon such Definitive Security is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Definitive Security to the extent of the sum represented thereby unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Holder or the loss, theft or destruction thereof, the
30

Corporation, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Holder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Corporation, at its option, may cause the amount payable in respect of interest to be paid to a Holder by wire or other electronic transfer to an account maintained by such Holder or in any other manner acceptable to the Trustee. If payment of interest is made by cheque, the Corporation shall transfer funds to the Trustee in order that such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on or prior to the applicable Interest Payment Date.

(2)	The Corporation shall pay the interest due upon the principal amount of each Global Security by wire or other electronic funds transfer by the Corporation either (A) to the Trustee (and then by the Trustee to the Depository or its nominee); or (B) directly to the Depository or its nominee, unless the Corporation, the Trustee and/or the Depository, as applicable, otherwise agree. Such funds as are required for the payments of interest on Global Securities shall be transferred by the Corporation to the Trustee or the Depository (or its nominee), as applicable, by wire or other electronic transfer on or before 11:00 a.m. (Toronto Time) on the Business Day before the Interest Payment Date, unless the Corporation, the Trustee and/or Depository, as applicable, otherwise agree. If the funds are transferred to the Trustee, the Trustee shall pay such funds (to the extent actually received by the Trustee) to the Depository or its nominee on or prior to the applicable Interest Payment Date. The transfer of funds by the Corporation to the Trustee or to the Depository (or its nominee), as applicable, with respect to the payment of interest will satisfy and discharge the liability of the Corporation in respect of the interest then due on such Global Security to the extent of the amount transferred.
(3)	Notwithstanding Section 3.9(1) and Section 3.9(2), all payments made under this Section 3.9 in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

Section 3.10      Payments of Amounts Due on Maturity.

(1)	In the case of any Securities represented, in whole or in part, by Definitive Securities, the Corporation shall (prior to the Maturity Date) establish and maintain with the Trustee a Maturity Account for such Definitive Securities. On or before 11:00 a.m. (Toronto time) on the Business Day before the Maturity Date for such Definitive Securities, the Corporation shall deposit in the Maturity Account by wire or other electronic transfer or by certified cheque an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Definitive Securities. The Trustee will pay to each Holder of such Definitive Securities entitled to receive payment the principal amount of, and premium (if any) on and accrued and unpaid interest (if any) on such Definitive Securities, upon surrender of such Definitive Securities to the Trustee. The deposit or making available of such amounts into the applicable Maturity Account will satisfy and discharge the liability of the Corporation for such Definitive Securities to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Definitive Securities will thereafter not be considered as outstanding under this Indenture to such extent and such Holders will have no other right except to receive out of the amount so deposited or made available the amount to which they are entitled.
(2)	In the case of any Securities represented, in whole or in part, by Global Securities, on or before 11:00 a.m. (Toronto time) on the Business Day before the Maturity Date for such Global Securities, the Corporation shall deliver either (A) to the Trustee to transfer to the Depository or its nominee; or (B) directly to the Depository or its nominee, by wire or other electronic funds
31

transfer an amount sufficient to pay the principal amount of, premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Global Securities. If such payment is made to the Trustee, the Trustee shall pay such amount to the Depository or its nominee. The delivery of such wire or other electronic funds to the Trustee or Depository (or its nominee), as applicable, will satisfy and discharge the liability of the Corporation for such Global Securities to which the deposit or making available of funds relates to the extent of the amount deposited or made available and such Global Securities will thereafter not be considered as outstanding under this Indenture unless such wire or other electronic funds transfer is not received.

(3)	Notwithstanding Section 3.10(1) and Section 3.10(2), all payments made under this Section 3.10 in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS.

Section 3.11      Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Corporation, the Trustee and any agent of any of the foregoing may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and, subject to Section 3.8 any interest on, such Security and for all other purposes whatsoever, whether or not such Security be overdue, and none of the Corporation, the Trustee or any agent of any of the foregoing shall be affected by notice to the contrary.

The Depository may be treated by the Corporation, the Trustee and any agent of the Corporation or the Trustee as the owner of a Global Security for all purposes whatsoever.

None of the Corporation, the Trustee or any agent of the Corporation or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent the Corporation, the Trustee or any agent of any of the foregoing from giving effect to any written certification, proxy or other authorization furnished by the Depository or its nominee, as a Holder, with respect to such Global Security or impair, as between such Depository and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depository or its nominee as Holder of such Global Security.

Section 3.12      Cancellation.

Except as otherwise contemplated by Section 3.1 with respect to any series of Securities, all Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Corporation may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section 3.12, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary practices.

32

Section 3.13      Computation of Interest.

Except as otherwise specified as contemplated by Section 3.1 for Securities of any series, interest on the Securities of each series for any period other than a full semi-annual interest period shall be computed on the basis of a 365-day or 366-day year, depending on the actual number of days in the applicable year, and the actual number of days elapsed in that period. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by a fraction, the numerator of which is the actual number of days in the relevant calendar year and the denominator of which is the actual the number of days in such period.

Section 3.14      CUSIP Numbers, ISIN, etc.

The Corporation in issuing the Securities may use "CUSIP" numbers and "ISINs", in each case, if then generally in use, and, if so, the Trustee shall use "CUSIP" numbers and "ISINs" in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Corporation shall notify the Trustee in writing of any change in any "CUSIP" numbers or "ISINs" applicable to the Securities.

Article 4
SATISFACTION AND DISCHARGE

Section 4.1        Satisfaction and Discharge of Indenture.

This Indenture shall upon a Corporation Request cease to be of further effect with respect to any series of Securities specified in such Corporation Request (except as to any surviving rights of transfer or exchange of Securities herein expressly provided for, any right of Holders of Outstanding Securities to receive payments in respect of the principal of (or premium, if any) or interest on, such Securities when such payments are due, and the rights of the Trustee with respect to regular payment and indemnity which also shall survive) and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series, when:

(1)	either:
(A)	all Securities of such series theretofore authenticated and delivered, other than (i) Securities which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.7; and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 10.3, have been delivered to the Trustee for cancellation; or
(B)	all Securities of such series not theretofore delivered to the Trustee for cancellation:
(i)	have become due and payable, or
(ii)	will become due and payable at their Stated Maturity within one year, or
33

(iii)	if redeemable at the option of the Corporation, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation, and the Corporation, in the case of (i), (ii) or (iii) above, has deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust for such purpose: (I) money in an amount; (II) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount; or (III) a combination thereof, sufficient, in the case of subclause (II) or (III), in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)	the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation with respect to the Outstanding Securities of such series; and
(3)	the Corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, each of the obligations of the Corporation to the Trustee under Section 6.7, the obligations of the Trustee to any Authenticating Agent under Section 6.13 and, if money shall have been deposited with the Trustee pursuant to Section 4.1(1)(B), the obligations of the Trustee under Section 4.2 and the last paragraph of Section 11.4, shall survive.

Section 4.2        Application of Trust Money.

Subject to the provisions of the last paragraph of Section 10.3, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent, including the Corporation acting as its own Paying Agent, as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium, Additional Amounts and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by Applicable Law.

Notwithstanding anything in this Article 4 to the contrary, the Trustee shall deliver or pay to the Corporation from time to time upon Corporation Request any money or Government Obligations held by it as provided in Section 4.1 which, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee (in case Government Obligations are held by the Trustee as provided in Section 4.1), are in excess of the amount thereof which would then be required to be deposited to effect the satisfaction and discharge of this Indenture.

34

Article 5

REMEDIES

Section 5.1        Events of Default.

"Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is specifically deleted, modified or made inapplicable in or pursuant to a supplemental indenture, Board Resolution or Officers' Certificate establishing the terms of such series pursuant to this Indenture:

(1)	if the Corporation defaults in payment of the principal of (or premium, if any) on any Security of that series when the same becomes due under any provision hereof or of such Security;
(2)	if the Corporation defaults in payment of any interest on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;
(3)	if the Corporation defaults in the performance of, or breaches, any covenant or condition herein contained or contained in an indenture supplemental hereto with respect to the Securities of that series (other than in relation to clauses (1) and (2) above) and the Corporation fails to cure such breach or default within a period of 60 days after notice in writing has been given to the Corporation by the Trustee, or to the Corporation and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of any series affected thereby specifying such default or breach and requiring the Corporation to put an end to the same and stating that such notice is a Notice of Default hereunder;
(4)	if the Corporation or any Subsidiary:
(A)	defaults in payment when due, including any applicable grace period, or
(B)	defaults in the performance or observance of any other covenant, term, agreement or condition,

with respect to any Indebtedness, other than Non-Recourse Debt, in an aggregate amount in excess of the greater of US$75.0 million and 3% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, provided that if such default is waived by the Persons entitled to do so, then the Event of Default hereunder shall be deemed to be waived without further action on the part of the Trustee or the Holders;

(5)	if a decree or judgment of a Court having jurisdiction is entered adjudging the Corporation or any Material Subsidiary to be liable for the payment of money in excess of the greater of US$75.0 million and 3% of Consolidated Shareholders' Equity, in the aggregate, and the Corporation or any such Material Subsidiary, as the case may be, fails to pay such decree or judgment within 60 days or file an appeal thereof within 60 days or, if the Corporation or such Material Subsidiary, as the case may be does file an appeal and such decree or judgment continues unstayed or undischarged and in effect for a period of at least 60 days;
(6)	if a decree or judgment of a Court having jurisdiction is entered adjudging the Corporation or any Material Subsidiary bankrupt or insolvent or approving as properly filed a petition seeking
35

reorganization, arrangement, adjustment or composition of or in respect of the Corporation or any Material Subsidiary under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws, or appointing a receiver, liquidator, trustee, sequestrator (or other similar official) of, or of all or substantially all of the property of, the Corporation or any Material Subsidiary, other than Non-Recourse Assets, or ordering the winding up or liquidation of its affairs except in the ordinary course of carrying out or pursuant to a transaction in respect of which the conditions in Article 8 are duly performed and any such decree or judgment continues unstayed or undischarged and in effect for a period of at least 60 days;

(7)	if the Corporation or any Material Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver, liquidator, trustee, sequestrator (or other similar official) of, or of any substantial part of the property of, the Corporation or any Material Subsidiary, other than Non-Recourse Assets, or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or the authorization of any such action by the Board of Directors of the Corporation; or
(8)	any other Event of Default provided with respect to Securities of that series.

Section 5.2        Acceleration of Maturity; Rescission and Annulment.

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that affected series may, subject to subordination provisions, if any, declare the principal amount of all of the Securities of that series (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such affected series), premium, Additional Amounts and any interest thereon to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof), premium, Additional Amounts and any interest thereon shall become immediately due and payable.

At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article 5, the Holders of a majority in principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may rescind and annul such declaration and its consequences if:

(1)	the Corporation has paid or deposited with the Trustee a sum sufficient to pay:
(A)	all overdue interest on all Outstanding Securities of that series (or of all series, as the case may be);
(B)	all unpaid principal of (and premium, if any, on), any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and any interest thereon at the rate or rates prescribed therefor in such Securities;
(C)	to the extent that payment of such interest is lawful, interest on overdue interest, if any, at the rate or rates prescribed therefor in such Securities; and
36

(D)	all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(2)	all Events of Default with respect to the Securities of that series (or of all series, as the case may be), other than the non-payment of principal of (or premium, if any) or interest on Securities of that series (or of all series, as the case may be) that have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.3        Collection of Indebtedness and Suits for Enforcement by Trustee.

The Corporation covenants that if:

(1)	default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or
(2)	default is made in the payment of the principal of (or premium, if any), on any Security at the Maturity thereof,

then the Corporation will, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest and, to the fullest extent that payment of such interest is legally enforceable, interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Corporation fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree any may enforce the same against the Corporation or any other obligor upon such Securities and collect the moneys adjusted or decreed to be payable in the manner provided by Applicable Law out of the property of the Corporation or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to Securities of any series (or of all series, as the case may be), occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights of the Trustee and the rights of the Holders of Securities of such series (or of all series, as the case may be), by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 5.4        Trustee May File Proofs of Claim.

In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Corporation or any other obligor upon the Securities or the property of the Corporation or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal,

37

premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise, (i) to file and prove a claim for the whole amount of the principal and premium (if any) and interest owning and unpaid of any series of Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel) and of the Holders of the Securities of such series allowed in such judicial proceeding, and (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 6.7.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.5        Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 5.6        Application of Money Collected.

Any money collected by the Trustee pursuant to this Article 5 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the applicable Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(1)	First: To the payment of all amounts due to the Trustee under Section 6.7;
(2)	Second: To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, including interest on interest, if any, on, the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, if any, respectively; and
(3)	Third: The balance, if any, to the Corporation or any other Person or Persons legally entitled thereto.

Section 5.7        Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities of any series, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

38

(1)	such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;
(2)	the Holders of not less than 25% in principal amount of the Outstanding Securities of the series affected by such Event of Default shall have made a request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
(3)	such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;
(4)	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
(5)	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of not less than a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Outstanding Securities of any such affected series, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Outstanding Securities of all such affected series. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in Section 5.1(1) or Section 5.1(2) with respect to the Securities of any series shall, for purposes of this Section 5.7, be deemed to affect only such series of Securities.

Section 5.8        Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any) and, subject to Section 3.8, interest on, such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 5.9        Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10      Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Applicable Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or

39

in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11      Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 5 or by Applicable Law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 5.12      Control by Holders.

The Holders of not less than a majority in principal amount of the Outstanding Securities of any series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Outstanding Securities of such series; provided that, in each case:

(1)	such direction shall not be in conflict with any rule of law or with this Indenture,
(2)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and
(3)	subject to the provisions of Section 6.1, the Trustee shall have the right to decline to follow any such direction (i) if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability, or (ii) if it would be unjustly prejudicial to the Holders of Outstanding Securities of such affected series not consenting.

Section 5.13      Waiver of Past Defaults.

Subject to Section 5.2, the Holders of not less than a majority in principal amount of the Outstanding Securities of any affected series with respect to which any default under the Indenture shall have occurred and be continuing may, on behalf of the Holders of all Outstanding Securities of such affected series, waive such past default under the Indenture and its consequences, except a default (1) in respect of the payment of the principal of (or premium, if any) or interest, if any, on, any Security, or (2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such affected series.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture with respect to the applicable series; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in Section 5.1(1) or Section 5.1(2) with respect to the Securities of any series shall, for purposes of this Section 5.7, be deemed to affect only such series of Securities.

Section 5.14       Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as a Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs

40

against any such party litigant, in the manner and to the extent provided in the Trust Indenture Legislation; provided that neither this Section 5.14 nor the Trust Indenture Legislation shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Corporation or the Trustee.

Section 5.15      Waiver of Stay or Extension Laws.

The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Article 6
THE TRUSTEE

Section 6.1        Certain Duties and Responsibilities.

(1)	The duties and responsibilities of the Trustee set out in this Indenture shall be subject to the Trust Indenture Legislation.
(2)	Subject to Section 6.1(1), in the event an Event of Default has occurred and is continuing with respect to a series of Securities of which a Responsible Officer of the Trustee has received written notification in accordance with the provisions of this Indenture, the Trustee will, with respect to the Securities of such series, exercise such of the rights and powers vested in it under this Indenture and use the same degree of care, diligence and skill in its exercise, that a reasonably prudent trustee would exercise in comparable circumstances.
(3)	Except during the continuance of an Event of Default with respect to the Securities of any series:
(A)	the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and applicable to the Trustee and no implied covenants or obligations shall be read into this Indenture against the Trustee, nor shall the Trustee have any obligation to recognize or have any liability or responsibility, in any manner whatsoever, arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein; and
(B)	in the absence of bad faith on its part, the Trustee may conclusively act and rely, and shall be protected in so acting and relying, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture, but, for greater certainty, need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein, and shall be entitled to seek advice from legal counsel in relation thereto. Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Corporation shall be sufficient if signed by an officer of the Corporation.
(4)	The Trustee will not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:
41

(A)	this Section 6.1(4) shall not be construed to limit the effect of Section 6.1(2);
(B)	the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;
(C)	the Trustee shall not be liable for any action it takes or omits to take: (i) in good faith that it reasonably believes to be authorized or within the rights or powers conferred upon it by this Indenture; (ii) pursuant to any direction or instruction delivered to it pursuant to the terms hereof; or (iii) for reason of a lack of direction or instruction required to be delivered to it pursuant to the terms hereof, provided, in each case, that the Trustee's conduct does not constitute negligence, willful misconduct or bad faith; and
(D)	the Trustee shall not be liable with respect to any action it takes or omits to take with respect to Securities of any series in good faith in accordance with a direction received by it pursuant to Section 5.12.
(5)	The Trustee shall not be deemed to have notice or any actual knowledge of any matter, including defaults or Events of Default, unless written notice thereof is received by a Responsible Officer of the Trustee in accordance with this Indenture and such notice clearly references the Securities, the Corporation and this Indenture.
(6)	Every provision of this Indenture, as applicable, that in any way relates to the Trustee is subject to Section 6.1(2), Section 6.1(3), Section 6.1(4) and Section 6.1(7).
(7)	No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability in the performance of any of its duties hereunder.
(8)	In the event of any conflict arising between the provisions of this Indenture with respect to the duties or responsibilities of the Trustee and the provisions of any Applicable Law, the provisions of such Applicable Law shall prevail.
(9)	The Trustee shall not be required to do anything which: (a) is illegal or contrary to Applicable Law or this Indenture; or (b) the Trustee shall be unqualified or incompetent to do on account of a change in Applicable Law.
(10)	No provision of this Indenture shall require the Trustee to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it has grounds for believing that repayment of such funds is not assured to it or it does not receive an agreement in writing from such Holders for full indemnity and security satisfactory to it in its discretion against any loss, liability or expense which might be incurred by it in compliance with such request or direction. The Trustee shall not be liable to the Holders if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by (a) any present or future law applicable to it, (b) any Governmental Authority or (c) any circumstances beyond its control.
(11)	The Trustee will, save as expressly otherwise provided herein, have absolute and uncontrolled discretion as to the exercise or non-exercise of its functions and will not be responsible for any direct or indirect loss, liability, cost, claim, action, demand, expense or inconvenience which may result from its exercise or non-exercise but, whenever the Trustee is under the provisions of this Indenture or the Securities bound to act at the request or direction of the Holders, the Trustee shall nevertheless not be so bound unless first indemnified or secured to its satisfaction
42

against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

Section 6.2        Notice of Defaults.

If a default occurs hereunder with respect to Securities of any series, and a Responsible Officer of the Trustee has been provided with written notification of such default, the Trustee shall give the Holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Legislation. For the purpose of Section 6.1 and this Section 6.2, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

Section 6.3        Certain Rights of Trustee.

Subject to the provisions of Section 6.1:

(1)	the Trustee may conclusively act and rely and shall be protected in so acting or refraining from acting and relying upon any statutory declaration, resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(2)	any request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Corporation Request or Corporation Order or as otherwise expressly provided herein, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;
(3)	whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee, unless other evidence be herein specifically prescribed, may, in the absence of bad faith on its part, rely upon an Officer's Certificate or an Opinion of Counsel, and the Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer's Certificate or Opinion of Counsel;
(4)	the Trustee may employ or retain or consult with such agents, counsel, investment bankers or accountants, or such other experts or advisors of its selection as it reasonably requires for the purpose of determining and discharging its rights and duties and administering the trusts hereunder, and the opinion or advice of, or information obtained from, any such agent, counsel, investment banker or accountant, or other expert or advisor, or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Trustee hereunder in good faith and in reliance thereon;
(5)	subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity, reasonably satisfactory to it, against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;
(6)	the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into
43

such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, at reasonable times previously notified to the Corporation, to examine the relevant books, records and premises of the Corporation, personally or by agent or attorney;

(7)	the Trustee may execute any of the trusts or powers, hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;
(8)	in no event shall the Trustee be responsible or liable for: (A) any breach by another Person of Applicable Securities Law; or (B) special, indirect, incidental, punitive or consequential loss or damage of any Person of any kind whatsoever, including lost profits, even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;
(9)	in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services;
(10)	the Trustee shall not be liable for any delay (or any related consequence) in crediting an account with an amount required under this Indenture to be paid by the Trustee if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by the Trustee for that purpose;
(11)	the permissive rights of the Trustee to take the actions permitted by this Indenture will not be construed as an obligation or duty to do so;
(12)	prior to the occurrence of an Event of Default of which a Responsible Officer of the Trustee shall have actual knowledge, and after the curing of all such Events of Default which may have occurred, the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee;
(13)	the Trustee shall have no duty to inquire as to the performance of the Corporation with respect to the covenants contained herein. The Trustee may assume without inquiry in the absence of written notice to the contrary that the Corporation is duly complying with its obligations contained in this Indenture required to be performed and observed by it, and that no default or Event of Default or other event which would require repayment of the Securities has occurred;
(14)	the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder;
(15)	the Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under Applicable Law with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Securities, but may in its sole discretion, choose to do so. The Trustee shall have no obligation, in any manner
44

whatsoever, other than to confer with the Corporation and its counsel, to ensure that legends appearing on the Securities comply with Applicable Laws. The Trustee shall be entitled to process all transfers and redemptions pursuant to this Indenture upon the presumption that such transfers and redemptions are permissible pursuant to all Applicable Laws if they are effected in accordance with the terms of this Indenture;

(16)	the Trustee may request that the Corporation deliver an Officer's Certificate setting forth the names of the individuals and titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer's Certificate may be signed by any Person authorized to sign an Officer's Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded; and
(17)	except as provided for in this Indenture or otherwise agreed between the Corporation and the Trustee, the Trustee shall not be responsible for the preparation or filing of any reports or returns relating to any federal, state, provincial or local income Taxes with respect to this Indenture, other than as may be required in relation to the Trustee’s compensation or for reimbursement of expenses.

Section 6.4        Trustee Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except a Trustee's certificate of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture and perform its obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of Securities or the proceeds thereof.

Section 6.5        May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Corporation or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 6.8 and Section 6.13, may otherwise deal with the Corporation with the same rights it would have if it were not the Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 6.6        Money Held in Trust.

Money held by either the Trustee or any Paying Agent in trust hereunder need not be segregated from other funds except to the extent required by Applicable Law. Neither the Trustee nor any Paying Agent shall be under any liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Corporation.

Section 6.7        Compensation and Reimbursement.

The Corporation agrees:

(1)	to pay to the Trustee from time to time such compensation as shall be agreed to in writing between the Corporation and the Trustee for all services rendered by it hereunder, which compensation shall not be limited by any provision of Applicable Law in regard to the compensation of a trustee of an express trust;
45

(2)	except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including discharge of its rights and duties and administration of the trusts hereunder), including the reasonable compensation and the expenses and disbursements of its agents, counsel, investment bankers or accountants, or such other experts or advisors of its selection as it reasonably requires, subject to prior agreement by the Corporation (and the Corporation shall not unreasonably withhold its agreement to such expenses and disbursements), except any such expense, disbursement or advance as may be attributable to the Trustee's negligence, willful misconduct or bad faith; and
(3)	in addition to and without limiting any other protection of the Trustee hereunder, or otherwise by Applicable Law, to indemnify the Trustee and its directors, officers, Affiliates (their successors and assigns), employees and agents for, and to hold it and them harmless against, any direct or indirect claim, demand, action, cause of action, cost, charge, damage, loss, assessment, interest, penalty, suit, proceeding, liability or expense incurred without negligence, willful misconduct or bad faith on its or their part arising out of or in connection with the Trustee's acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself or themselves against any claim or liability (whether asserted by any Holder, the Corporation or otherwise and including any claim or liability arising pursuant to Environmental Laws) and of enforcing the terms of this Indenture (including, but not limited to, any indemnification provided hereunder) in connection with the exercise or performance of any of the Trustee's powers or duties hereunder.

As security for the performance of the obligations of the Corporation under this Section 6.7, the Trustee shall have a lien prior to the Securities upon all property and funds held by it hereunder for any amount owing to it or any predecessor of the Trustee pursuant to this Section 6.7, except with respect to funds held in trust for the benefit of the Holders of particular Securities.

Without limiting any rights available to the Trustee under Applicable Law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(6) or Section 5.1(7) the expenses, including the reasonable charges and expenses of its counsel, and the compensation for the services are intended to constitute expenses of administration under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

Any amount payable by the Corporation to the Trustee pursuant to Section 6.7(2) and remaining unpaid 30 days following receipt by the Corporation of an invoice from the Trustee with respect to such payment shall bear interest at the posted annual rate of interest charged by the Trustee from time to time to its corporate trust customers from the expiration of such 30 day period to the date of payment.

The provisions of this Section 6.7 shall survive the satisfaction, discharge or termination of this Indenture and the resignation or removal of the Trustee.

The rights, protections, powers, immunities and indemnities afforded to the Trustee under this Indenture shall be afforded to any other trustee, any Paying Agent, any Registrar or any Authenticating Agent appointed hereunder.

Section 6.8        Conflicting Interests.

If the Trustee has or shall acquire a conflicting interest or material conflict of interest within the meaning of any Trust Indenture Legislation, the Trustee shall either eliminate such interest

46

or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Legislation and this Indenture. To the extent permitted by the Trust Indenture Legislation, the Trustee shall not be deemed to have a conflicting interest or material conflict of interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series. The Trustee represents and warrants to the Corporation that it has no conflicting interest or material conflict of interest within the meaning of any Trust Indenture Legislation.

Section 6.9        Corporate Trustee Required; Eligibility.

There shall at all times be a Trustee hereunder with respect to the Securities of each series, which may be the Trustee hereunder for Securities of one or more other series. For so long as required by the Trust Indenture Legislation, the Trustee shall at all times be a corporation organized under the laws of Canada or any province thereof and shall be authorized and, if so required, duly registered to carry on the business of a trust company under the laws of each province and territory of Canada. The Trustee shall be a Person that is eligible pursuant to the Trust Indenture Legislation to act as such.

No obligor of any Securities under this Indenture or Person directly or indirectly controlling, controlled by, or under common control with such obligor shall serve as Trustee.

In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.9, such Trustee shall resign immediately in the manner and with the effect specified in Section 6.10.

Section 6.10      Resignation and Removal; Appointment of Successor.

(1)	No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 6 shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.
(2)	The Trustee may resign at any time with respect to the Indenture and the Securities of one or more series, as applicable, by giving written notice thereof to the Corporation. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition (at the expense of the Corporation) any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series in accordance with the terms of this Section 6.10.
(3)	The Trustee may be removed at any time with respect to the Securities of any series by the Holders of not less than a majority of the aggregate principal amount of the Outstanding Securities of such series.
(4)	If at any time:
(A)	the Trustee shall fail to comply with Section 6.8 after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months;
(B)	the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months; or
(C)	the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public
47

officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Corporation by a Board Resolution may remove the Trustee with respect to all Securities or the Securities of such series, or (B) subject to Section 5.14 any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees.

(5)	If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, with respect to the Securities of one or more series, then the Corporation, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series, it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series, and shall comply with the applicable requirements of Section 6.11. If, within 60 days after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall not have been appointed by the Corporation, then a successor Trustee may be appointed by Holders of not less than a majority of the aggregate principal amount of the Outstanding Securities of such series and the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or by the Holders of such series and accepted appointment in the manner required by Section 6.11 within 120 days after such resignation, removal or incapability, or the occurrence of such vacancy, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, or the Trustee may, at the expense of the Corporation, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
(6)	The Corporation shall give notice of each resignation and each removal of a Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 1.7. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 6.11      Acceptance of Appointment by Successor.

(1)	In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers, protections, immunities, indemnities and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.
48

(2)	In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more, but not all, series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which: (a) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, protections, immunities, indemnities, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; (b) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, protections, immunities, indemnities, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee; and (b) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by multiple Trustees, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust, except as otherwise provided in this Indenture, and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered, except as otherwise provided in this Indenture, by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, protections, immunities, indemnities, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Corporation or any successor Trustee, such retiring Trustee shall, upon payment of its charges with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.
(3)	Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers, protections, immunities, indemnities and trusts referred to in Section 6.11(1) and Section 6.11(2) as the case may be.
(4)	No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article 6.

Section 6.12      Merger Conversion; Consolidation or Succession to Business.

Any Person into which the Trustee may be merged, arranged, amalgamated or converted or with which it may be consolidated, or any Person resulting from any merger, arrangement, amalgamation, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such Person shall be otherwise qualified and eligible under this Article 6, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, arrangement, amalgamation, conversion or consolidation to such authenticating Trustee shall be deemed to have adopted such authentication and shall deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities without the execution or filing of any paper or any further act on the part of any of the parties hereto.

49

Section 6.13      Appointment of Authenticating Agent.

At any time when any of the Securities remain Outstanding, the Trustee may appoint one or more Authenticating Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Corporation. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificates of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and shall at all times be a corporation organized and doing business under the laws of Canada or any province thereof, authorized under such laws to act as Authenticating Agent and subject to supervision or examination by Canadian federal or provincial authority. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 6.13, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 6.13.

Any Person into which an Authenticating Agent may be merged, arranged, amalgamated or converted or with which it may be consolidated, or any Person resulting from any merger, arrangement, amalgamation, conversion or consolidation to which such Authenticating Agent shall be a party, or any Person succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided that such Person shall be otherwise eligible under this Section 6.13, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Corporation. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Corporation. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 6.13, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and shall give notice of such appointment in the manner provided in Section 1.7 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 6.13.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 6.13.

If an appointment with respect to one or more series is made pursuant to this Section 6.13, the Securities of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within- mentioned Indenture.

50

[NAME OF AUTHENTICATING AGENT],
as Authenticating Agent

By:

Section 6.14      Third Party.

The Corporation hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Corporation, either:

(1)	is not intended to be used by or on behalf of any third party; or
(2)	is intended to be used by or on behalf of a third party, in which case, the Corporation hereto agrees to complete and execute forthwith a declaration in the Trustee's prescribed form as to the particulars of such third party.

Section 6.15      Not Bound to Act.

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable economic sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in it being in non-compliance with any applicable economic sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 20 days' written notice to the Corporation, notwithstanding the provisions of Section 6.10 of this Indenture, provided that:

(1)	the Trustee's written notice shall describe the circumstances of such non- compliance to the extent permitted under such economic sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulations or guidelines; and
(2)	if such circumstances are rectified to the Trustee's satisfaction within such 20 day period, then such resignation shall not be effective.

Section 6.16      Privacy.

The parties hereto acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither the Corporation nor the Trustee shall take or direct any action that would contravene or cause the other to contravene applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties hereto can rely or are not required under Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any

51

other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Article 7
HOLDERS' LISTS AND REPORTS BY TRUSTEE AND CORPORATION

Section 7.1        Corporation to Furnish Names and Addresses of Holders.

The Corporation will furnish or cause to be furnished to the Trustee:

(1)	within 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of each series as of such Regular Record Date; and
(2)	at such other times as the Trustee may reasonably request in writing, within 30 days after the receipt by the Corporation of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided, however, that so long as the Trustee is the Security Registrar, no such list shall be required to be furnished to the Trustee. If the Trustee shall no longer be the Security Registrar, the Trustee shall be entitled to rely on the most recent such list provided or available to it without liability therefor.

Section 7.2        Preservation of Information; Communications to Holders.

(1)	The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 7.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar for the applicable series of Securities (if acting in such capacity).
(2)	The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.
(3)	The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and obligations of the Trustee, shall be as provided by the Trust Indenture Legislation.
(4)	Every Holder of Securities, by receiving and holding the same, agrees with the Corporation and the Trustee that none of the Corporation or the Trustee or any agent of any of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Legislation.

Section 7.3        Reports by Trustee.

The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Legislation at the times and in the manner provided pursuant thereto. A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities of any series are listed, if applicable. The Corporation will promptly notify the Trustee when any Securities are listed on any stock exchange.

52

Section 7.4        Reports by the Corporation.

(1)	So long as any Securities are outstanding, the Corporation shall file with the Trustee, within 15 days after the Corporation is required to file the same with applicable Canadian securities regulatory authorities, copies of the information, documents and reports which the Corporation is required to file with applicable Canadian securities regulatory authorities pursuant to Applicable Securities Law of Canada; provided, that in each case the delivery of materials to the Trustee by electronic means shall be deemed "filed" with the Trustee for purposes of this Section 7.4.
(2)	If the Corporation is not subject to the reporting requirements of Applicable Securities Law of Canada and so long as any Securities are outstanding, the Corporation shall file with the Trustee, within 15 days after it would have been required to file the same with applicable Canadian securities regulatory authorities, annual and interim financial statements, including any notes thereto (and with respect to annual financial statements, an auditors' report by a firm of established national reputation) and an annual or interim, as the case may be, management's discussion and analysis of financial condition and results of operations, in each case comparable to that which the Corporation would have been required to file with applicable Canadian securities regulatory authorities if the Corporation had been subject to the reporting requirements of Applicable Securities Law of Canada and had securities listed on the Toronto Stock Exchange.
(3)	Notwithstanding the foregoing: (a) such forms and information shall be deemed filed with the Trustee pursuant to Section 7.4(1) and Section 7.4(2) if such forms and information have been (i) filed by the Corporation on SEDAR+ and are publicly available; or (ii) made publicly available on the website of the Corporation; and (b) the reporting requirements set forth in this Section 7.4 shall, at all times, be subject to the requirements of Trust Indenture Legislation. Upon receipt of such reports, the Trustee shall, while such reports are current, maintain custody of same and make same available for inspection by Holders on their reasonable request. No obligation shall rest with the Trustee to analyze such reports or evaluate the performance of the Corporation as indicated therein, in any manner whatsoever.

Article 8
CONSOLIDATION, AMALGAMATION, ARRANGEMENT, MERGER, CONVEYANCE OR TRANSFER

Section 8.1        Corporation May Amalgamate, Consolidate, etc. Only on Certain Terms.

The Corporation shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(1)	the Successor expressly assumes all of the covenants and obligations of the Corporation hereunder and the transaction otherwise meets the requirements hereunder;
(2)	the Successor is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province thereof;
(3)	immediately before and after giving effect to such transaction, no Event of Default hereunder, and no event which, after notice or lapse of time or both, would become an Event of Default hereunder, shall have happened and be continuing; and
53

(4)	the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the proposed transaction will substantially preserve and not substantially impair any rights or powers of the Trustee or Holders hereunder.

Section 8.2        Successor Person Substituted.

Whenever the conditions of Section 8.1 hereof shall have been duly observed and performed, the Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter (except with respect to any Person that is a predecessor to an amalgamation) the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities, as the case may be, so long as the covenants of this Article 8 have been complied with.

Article 9
SUPPLEMENTAL INDENTURES

Section 9.1        Supplemental Indentures Without Consent of Holders.

At any time and from time to time the Corporation and the Trustee may without the consent of any Holders, and they shall when required by this Indenture, enter into one or more indentures supplemental hereto, in form reasonably satisfactory to the Trustee for any of the following purposes:

(1)	to evidence the succession of another Person to the Corporation and the assumption by such successor of the covenants of the Corporation herein and in the Securities in accordance with the provisions of this Indenture;
(2)	to add to the covenants of the Corporation or any other obligor for the benefit of the Holders of all or any series of Securities, and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series, or to surrender any right or power herein conferred upon the Corporation;
(3)	to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series);
(4)	to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to facilitate the issuance of Securities in uncertificated form;
(5)	to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities; provided that any such addition, change or elimination: (a) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision; and (b) shall become effective only when there is no such Security Outstanding;
(6)	to secure the Securities of any series or add guarantees with respect to the Securities of any series;
54

(7)	to establish the form or terms of Securities of any series as permitted by Section 2.1 and Section 3.1;
(8)	to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11 or the removal of one or more of the Trustees pursuant to Section 6.10;
(9)	to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action shall not adversely affect the interests of Holders of Securities of any series in any material respect;
(10)	to comply with requirements of Trust Indenture Legislation;
(11)	giving effect to any resolution of Holders passed in accordance with Article 13;
(12)	to conform the text of this Indenture or the terms of the Securities of any series to any corresponding provision of the prospectus, prospectus supplement, offering memorandum, offering circular, term sheet or other document pursuant to which such Securities were offered and setting forth the final terms of such Securities;
(13)	to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities pursuant to Section 4.1, Section 12.2 and Section 12.3; provided that any such action shall not adversely affect the contractual interests of the Holders of Securities of such series or any other series; or
(14)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under this Indenture of any Holder.

Section 9.2        Supplemental Indentures With Consent of Holders.

With the consent of the Holders of not less than a majority of the aggregate principal amount of all Outstanding Securities of any series affected thereby, the Corporation and the Trustee may enter into one or more indentures supplemental hereto, in form reasonably satisfactory to the Trustee, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such series of Securities or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series:

(1)	change the Stated Maturity of the principal of (or premium, if any), or any installment of interest on, any Security of such series, or reduce the principal amount thereof (or premium, if any), or the rate of interest, if any, thereon, change any Place of Payment where, or the Currency in which, any Security of such series or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or repayment date, as the case may be), or adversely affect any right to convert or exchange any Security as may be provided pursuant to Section 3.1;
55

(2)	reduce the percentage in principal amount of the Outstanding Securities of such series required for: (A) any modification or amendment of this Indenture; or (B) any waiver of compliance with certain provisions of this Indenture which affect such series or certain defaults applicable to such series hereunder and their consequences provided for in this Indenture;
(3)	reduce the requirements of Section 13.4 for quorum or voting with respect to Securities of such series; or
(4)	modify any of the provisions of this Section 9.2, Section 5.13 or Section 10.13, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series.

Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of a series, shall not affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 9.3        Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 9, or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and, subject to Section 6.1 shall be fully protected in acting and relying upon, in addition to the documents required by Section 1.3, an Opinion of Counsel and an Officer's Certificate each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, powers, protections, indemnities, duties or immunities under this Indenture or otherwise.

Section 9.4        Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes, and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby. Any such supplemental indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, and to the extent that there is any difference between the terms of this Indenture and the terms contained in a supplemental indenture, the terms contained in the supplemental indenture shall be applicable to the Securities to which such supplemental indenture relates and the corresponding terms contained in this Indenture shall not be applicable unless otherwise indicated in such supplemental indenture.

Section 9.5        Conformity with Trust Indenture Legislation.

Every supplemental indenture executed pursuant to this Article 9 shall conform to the requirements of the Trust Indenture Legislation.

56

Section 9.6        Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article 9 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. Alternatively, the Corporation may, at its option, prepare and execute new Securities of any series authenticated and delivered after the execution of any supplemental indenture with such modifications as are necessary to conform, in the reasonable opinion of the Trustee, to any matter provided for in such supplemental indenture, and such new Securities shall be authenticated and delivered by the Trustee in exchange for the Outstanding Securities of such series.

Section 9.7        Notice of Supplemental Indentures.

Promptly after the execution by the Corporation and the Trustee of any supplemental indenture pursuant to the provisions of Section 9.2, the Corporation shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 1.7, setting forth in general terms the substance of such supplemental indenture.

Article 10
COVENANTS

Section 10.1      Payment of Principal, Premium, if any, and Interest.

The Corporation covenants and agrees for the benefit of the Holders of each series of Securities that it will duly and punctually pay or cause to be paid the principal of (and premium, if any) and interest, if any (including in the case of a default or an Event of Default, interest at the rate specified therein on the amount in default to the extent lawful) on the Securities of that series in accordance with the terms of the Securities and this Indenture.

Section 10.2      Maintenance of Office or Agency.

The Corporation will maintain or cause to be maintained in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and where notices and demands to or upon the Corporation in respect of the Securities of that series and this Indenture may be served.

The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee and the Corporation hereby appoints the Trustee as its agent to receive such respective presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

57

Section 10.3      Money for Securities Payments to Be Held in Trust.

If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on, any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal of (and premium, if any) and interest, if any, on Securities of such series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Corporation shall have appointed one or more Paying Agents for any series of Securities, it will, on or prior to each due date of the principal of (or premium, if any) or interest, if any, on, any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount (less any applicable withholding tax), such sum to be held as provided by the Trust Indenture Legislation, and unless such Paying Agent is the Trustee, the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent (other than the Trustee) for any series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 10.3, that such Paying Agent will:

(1)	hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and in all cases, in compliance with the provisions of the Trust Indenture Legislation applicable to it as a Paying Agent; and; and
(2)	give the Trustee notice of any default by the Corporation (or any other obligor upon the Securities of that series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Securities of that series; and
(3)	at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Corporation Order direct any Paying Agent to pay, to the Trustee all sums held in trust hereunder by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent, and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Unless otherwise specified pursuant to Section 3.1 in respect of the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of (or premium, if any) or interest, if any, on, any Security of any series and remaining unclaimed for two years after such principal of (or premium, if any) or interest, if any, has become due and payable shall be paid to the Corporation, on Corporation Request, or, if then held by the Corporation, shall be discharged from such trust, and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation, as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City of Toronto, Ontario,

58

notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

Section 10.4      Statement as to Compliance.

The Corporation will deliver to the Trustee, within 140 days after the end of each fiscal year, or on or before such other day in each calendar year as the Corporation and the Trustee may from time to time agree upon, an Officer's Certificate stating whether, to the knowledge of the signer thereof the Corporation is in compliance with all conditions and covenants under this Indenture, without regard to any period of grace or requirement of notice under this Indenture, and, if not in such compliance, specifying all such defaults of which it may have knowledge.

Section 10.5      Additional Amounts.

Unless otherwise specified with respect to any Securities pursuant to Section 3.1, all payments made by the Corporation under or with respect to the Securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless the Corporation is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, the Corporation will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction (and after deducting Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable:

(1)	to any Person in respect of whom such Taxes are required to be withheld or deducted as a result of such Person not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));
(2)	where the payment is in respect of a debt or other obligation to pay an amount to a Person with whom the Corporation is not dealing at arm's length for the purposes of the Income Tax Act (Canada);
(3)	to any Person by reason of such Person being connected with Canada (within the meaning of the Income Tax Act (Canada)) (otherwise than merely by holding or ownership of any series of Securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;
(4)	for or on account of any Taxes which would not have been so imposed but for (i) the presentation by the Holder of such Security for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later or (ii) the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;
59

(5)	for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;
(6)	for or on account of any Taxes required to be withheld by any Paying Agent from any payment to a Person in respect of any Security, if such payment can be made to such Person without such withholding by at least one other Paying Agent the identity of which is provided to such Person;
(7)	for or on account of any Taxes which are payable otherwise than by withholding from a payment in respect of such Security;
(8)	to any Person in respect of whom such Taxes are required to be withheld or deducted as a result of such Person being a "specified non-resident shareholder" of the Corporation (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) at the time of the payment or such Person not dealing at arm's length for the purposes of the Income Tax Act (Canada) with a "specified shareholder" (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Corporation at the time of payment;
(9)	to any Person in respect of whom Taxes are imposed on a deemed dividend arising under subsection 214(18) of the Income Tax Act (Canada) as a result of the Corporation being a "specified entity" (as defined in subsection 18.4(1) of the Income Tax Act (Canada)) in respect of the Holder of such Security;
(10)	any withholding or deduction imposed pursuant to: (a) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended ("FATCA"), or any successor version thereof, or any similar legislation imposed by any other Governmental Authority, (b) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other Governmental Authority, or (c) any agreement between the Corporation and the United States or any Governmental Authority thereof implementing FATCA; or
(11)	for any combination of items (1), (2), (3), (4), (5), (6), (7), (8), (9) and (10);

nor will Additional Amounts be paid with respect to any payment on a Security to a Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such Security.

At least 10 days prior to each date on which any payment under or with respect to the Securities of any series is due and payable, if the Corporation will be obligated to pay Additional Amounts with respect to such payment, unless such obligation to pay Additional Amounts arises after the 10th day prior to the date on which payment under or with respect to the Securities of such series is due and payable, in which case it will be promptly thereafter, the Corporation will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information, other than the identities of Holders and beneficial owners, necessary to enable the Trustee or Paying Agent to pay such Additional Amounts to Holders and beneficial owners (net of applicable withholding tax) on the relevant payment date. The Trustee will make such payments in the same manner as any other payments on the Securities of such series.

60

The Corporation will take reasonable efforts to furnish to the Trustee or a Holder within a reasonable time certified copies of tax receipts or other evidence of the payment by the Corporation of such Taxes.

Notwithstanding anything in this Indenture to the contrary, wherever in this Indenture there is mention of, in any context, the payment of principal (and premium, if any), Redemption Price, interest or any other amount payable under or with respect to a Security of any series, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations of the Corporation under this Section 10.5 shall survive any termination, defeasance or discharge of this Indenture and shall apply mutatis mutandis to any jurisdiction in which any Successor to the Corporation is organized, incorporated or otherwise resident or engaged in or carrying on business for tax purposes and any political subdivision or taxing authority or agency thereof or therein.

Section 10.6      Payment of Taxes and Other Claims.

The Corporation will from time to time pay or discharge or cause to be paid or discharged all taxes, rates, levies, assessments, ordinary or extraordinary, government fees or dues lawfully levied, assessed or imposed upon or in respect of its property or any part thereof or upon the income and profits of the Corporation as and when the same become due and payable, and it will exhibit or cause to be exhibited to the Trustee, when requested, the receipts and vouchers establishing such payment and will duly observe and conform to all valid requirements of any governmental authority relative to any of the property or rights of the Corporation and all covenants, terms and conditions upon or under which any such property or rights are held; provided, however, that the Corporation shall have the right to contest by legal proceedings any such taxes, rates, levies, assessments, government fees or dues, and upon such contest, may delay or defer payment or discharge thereof.

Section 10.7      Maintenance of Properties.

The Corporation will cause all its properties to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Corporation may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section 10.7 shall prevent or restrict the sale, abandonment or other disposition of any of such properties if such action is, in the judgment of the Corporation desirable in the conduct of the business of the Corporation.

Section 10.8      Corporate Existence.

Subject to Article 8, the Corporation will, at all times (i) maintain and keep in full force and effect its existence (corporate or other) and the rights (charter and statutory) and franchises of the Corporation and (ii) carry on and conduct its businesses in a proper, efficient and businesslike manner and in accordance with good business practice; provided, however, that the Corporation shall not be required to preserve any such right or franchise if the Corporation shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Corporation and its subsidiaries, taken as a whole.

61

Section 10.9      Maintenance of Books and Records.

The Corporation shall keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

Section 10.10    Restriction on Sale and Leaseback Transactions

The Corporation shall not, and shall not permit any Subsidiary to, enter into any sale and leaseback transaction unless the Corporation and its Subsidiaries comply with this Section 10.10. A "sale and leaseback transaction" is an arrangement between the Corporation or any Subsidiary and a bank, insurance company or other lender or investor where the Corporation or any Subsidiary lease real or personal property which was or will be sold by the Corporation or any Subsidiary to that lender or investor. The Corporation can comply with this Section 10.10 if it meets either if the following conditions: (a) the sale and leaseback transaction is entered into prior to, concurrently with or within 270 days after the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of the property; or (b) the Corporation or its Subsidiaries could otherwise grant a Security Interest on the property as permitted by the provisions of Section 10.12.

Section 10.11    Insurance.

The Corporation shall have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing covering the properties and operations of the Corporation as are customarily held by similar corporations engaged in the same or similar business in the localities where its properties and operations are located.

Section 10.12    Negative Covenant.

So long as any Securities remain Outstanding the Corporation and its Subsidiaries will not create, assume or otherwise have Outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) in respect of any Indebtedness of any person unless, in the Opinion of Counsel to the Corporation, the obligations of the Corporation in respect of all Securities then Outstanding shall be secured equally and ratably therewith (either by the same instrument or by other instrument).

Section 10.13    Waiver of Certain Covenants.

The Corporation may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition set forth in Section 10.6, Section 10.7, Section 10.8, Section 10.10 and Section 10.12 and any covenants added to this Article 10 pursuant to Section 3.1, in each case, for the benefit of the Holders of such series, if before the time for such compliance the Holders of at least a majority in principal amount of all the Outstanding Securities of such series shall waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect. The Corporation will promptly notify the Trustee in writing of any such waiver or the revocation of any such waiver.

62

Article 11

REDEMPTION OF SECURITIES

Section 11.1      Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 3.1 for Securities of any series) in accordance with this Article 11.

Section 11.2      Election to Redeem Notice to Trustee.

The election of the Corporation to redeem Securities of any series shall be evidenced by an Officer's Certificate or in another manner specified as contemplated by Section 3.1 for such Securities of such series. In case of any redemption at the election of the Corporation, the Corporation shall, at least 45 days prior to the Redemption Date fixed by the Corporation, unless a shorter notice shall be reasonably satisfactory to the Trustee, notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Corporation which is subject to a condition specified in the terms of such Securities or elsewhere in this Indenture, the Corporation shall furnish the Trustee with an Officer's Certificate evidencing compliance with each such restriction or condition.

Section 11.3      Selection by Trustee of Securities to be Redeemed.

If less than all the Securities of any series are to be redeemed, the particular Securities of such series to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption (1) if such Securities are held as Global Securities, in accordance with the Applicable Procedures of the Depository; or (2) if such Securities are represented by Definitive Securities, on a pro rata basis; provided that the unredeemed portion of the principal amount of any Security shall be in an Authorized Denomination, which shall not be less than the Minimum Authorized Denomination, for such Security.

The Trustee shall promptly notify the Corporation in writing of the Securities of such series selected for redemption as aforesaid and, in the case of any Securities of such series selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an Authorized Denomination, which shall not be less than the Minimum Authorized Denomination, for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 11.4      Notice of Redemption.

Except as otherwise specified elsewhere in this Indenture or as contemplated by Section 3.1 for Securities of any series, notice of redemption shall be given, in the manner provided for in Section 1.7, not less than 10 nor more than 60 days prior to the Redemption Date, to each Holder

63

of Securities of such series to be redeemed. Failure to give notice in the manner provided in Section 1.7 to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

All notices of redemption shall state:

(1)	the Redemption Date;
(2)	the Redemption Price or, if not then ascertainable, the manner of calculation thereof;
(3)	if less than all the Outstanding Securities of any series and of a specified tenor consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series and of a specified tenor consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;
(4)	if the redemption is conditional upon the occurrence of any event(s) or circumstances, the details and terms of any such conditions precedent;
(5)	if the redemption is conditional upon the occurrence of any event(s) or circumstances, such notice may state that, at the Corporation's discretion, the Redemption Date may be delayed on one or more occasions either to a date specified in a subsequent notice to Holders of the Securities or until such time (which date or time may be more than 60 days after the date the notice of redemption was mailed or otherwise sent) as any or all such conditions shall be satisfied or waived, and that such redemption will not occur and such notice will be rescinded if any or all such conditions shall not have been satisfied as and when required (as determined by the Corporation in its sole discretion taking into account any election by the Corporation to delay such Redemption Date), unless the Corporation has waived any such conditions that are not satisfied, or at any time if in the good faith judgment of the Corporation any or all of such conditions will not be satisfied;
(6)	that, subject to the satisfaction or waiver of any conditions specified in such notice, on the Redemption Date the Redemption Price, together with accrued interest, if any, to the Redemption Date, will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;
(7)	the place or places where each such Security is to be surrendered for payment of the Redemption Price and accrued interest, if any, unless it shall have been specified as contemplated by Section 3.1 with respect to such Securities that such surrender shall not be required;
(8)	the "CUSIP" number and/or "ISIN", if any, printed on the Securities being redeemed and, if the CUSIP number or ISIN is so specified, a statement that no representation is made as to the correctness or accuracy thereof; and
(9)	such other matters as the Corporation shall deem desirable or appropriate.

Notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation's request, by the Trustee in the name and at the expense of the Corporation.

64

Section 11.5      Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, and the conditions, if any, set forth in such notice having been satisfied, the Securities or portions thereof so to be redeemed shall, on the applicable Redemption Date, become due and payable at the applicable Redemption Price, and from and after such date, unless, in the case of an unconditional notice of redemption, the Corporation shall default in the payment of the applicable Redemption Price and accrued interest, if any, such Securities of such series or portions thereof, if interest-bearing, shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security or portion thereof shall be paid by the Corporation at the applicable Redemption Price, together with accrued interest, if any, to the applicable Redemption Date; provided, however, that no such surrender shall be a condition to such payment if so specified as contemplated by Section 3.1 with respect to such Security, and provided further that, unless otherwise specified as contemplated by Section 3.1, installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Regular Record Date or Special Record Date, as the case may be, according to their terms and the provisions of Section 3.8.

If any Security of a series called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the applicable Redemption Date at the rate prescribed therefor in the Security.

Section 11.6      Deposit of Redemption Monies.

Except as otherwise specified as contemplated by Section 3.1 for Securities, upon Securities being called for redemption, the Corporation shall deposit with the Trustee or any Paying Agent, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in the notice of redemption, such sums of money as may be sufficient to pay the Redemption Price of the Securities so called for redemption plus accrued interest, if any, to the applicable Redemption Date. The deposit of such amount by the Corporation with the Trustee will satisfy and discharge the liability of the Corporation in respect of the Redemption Price of the Securities to be redeemed (plus accrued interest, if any, to the applicable Redemption Date) to the extent of the amount deposited. From the sums so deposited, the Trustee or Paying Agent shall pay or cause to be paid to the Holders of such Securities so called for redemption, upon surrender of such Securities, the principal, premium (if any) and interest to which they are respectively entitled on redemption. Payment of funds to the Trustee or Paying Agent upon redemption of Securities shall be made by wire or other electronic funds transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreed between the Corporation and the Trustee or Paying Agent in order to effect such payment hereunder. Notwithstanding the foregoing, all payments in excess of $25.0 million (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS.

Section 11.7      Securities Redeemed in Part.

Any Security of a series which is to be redeemed only in part shall be surrendered at a Place of Payment therefor, with, if the Corporation or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing, and the Corporation shall execute, and the Trustee or the Authenticating Agent shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any Authorized Denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

65

Section 11.8      Tax Redemption.

Except as otherwise specified as contemplated by Section 3.1 for Securities of any series, the Securities of a series will be subject to redemption at any time, in whole but not in part, at the option of the Corporation, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date Redemption Date, upon the giving of a notice as described in Section 11.8(2), if:

(1)	the Corporation determines that:
(A)	as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified pursuant to Section 3.1 (such date, the "Tax Redemption Reference Date"), the Corporation has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series pursuant to Section 10.5, or there is more than an insubstantial risk that interest payable on any Security of such series is not deductible, or within 90 days would not be deductible, in whole or in part, by the Corporation for Canadian federal income tax purposes; or
(B)	on or after the Tax Redemption Reference Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in Section 11.8(1)(A), whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the Opinion of Counsel to the Corporation of recognized standing, will result in the Corporation becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Security of such series; and
(2)	in any such case, the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided however, that:
(A)	no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Corporation would be obligated to pay such Additional Amounts were a payment in respect of any Security of such series then due;
(B)	any such notice of redemption shall be given no later than 30 days prior to such Redemption Date; and
(C)	at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Prior to the Corporation or Trustee providing notice of redemption of the Securities of such series pursuant to this Section 11.8, the Corporation will deliver to the Trustee:
(i)	an Opinion of Counsel to the effect that there has been such change or amendment which would entitle the Corporation to redeem the Securities of such series hereunder; and
66

(ii)	an Officers' Certificate stating that the Corporation cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it and all other conditions for such redemption have been met.

Section 11.9      Purchase of Securities.

Except as otherwise specified as contemplated by Section 3.1 for Securities of any series, the Corporation or any Affiliate of the Corporation may, subject to Applicable Law, at any time purchase or otherwise acquire Securities in the open market or by invitation for tenders or by private agreement. Any Securities purchased or acquired as aforesaid may be delivered to the Trustee for cancellation as contemplated by Section 3.12.

Article 12
DEFEASANCE AND COVENANT DEFEASANCE

Section 12.1      Applicability of Article.

Except as otherwise specified as contemplated by Section 3.1 for Securities of any series, the provisions of this Article 12 shall apply to each series of Securities, and the Corporation may, at its option, effect defeasance of the Securities of, or within, a series of Securities under Section 12.2, or covenant defeasance of, or within, a series of Securities under Section 12.3, in each case, in accordance with the terms of such Securities and in accordance with this Article 12.

Section 12.2      Defeasance and Discharge.

The Corporation may cause itself to be discharged from its obligations with respect to any Securities or any series of Securities on and after the date the conditions set forth in Section 12.4 are satisfied (hereinafter, "defeasance"). For this purpose, such defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all of its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following, which shall survive until otherwise terminated or discharged hereunder:

(1)	the rights of Holders of such Securities to receive, solely from the trust fund described in Section 12.4 and as more fully set forth in Section 12.4, payments in respect of the principal of (and premium, if any) and interest, if any, on, such Securities when payments are due;
(2)	the Corporation's obligations with respect to such Securities under Section 3.5, Section 3.6, Section 3.7, Section 10.2, Section 10.3 and Section 10.5;
(3)	the Corporation's rights pursuant to Section 11.8;
(4)	the rights, powers, trusts, duties and immunities of the Trustee hereunder; and
(5)	this Article 12.

Subject to compliance with this Article 12, the Corporation may exercise its option under this Section 12.2 notwithstanding the prior exercise by the Corporation of the option under Section 12.3 with respect to such Securities. Following a defeasance, payment of such Securities may not be accelerated because of an Event of Default.

67

Section 12.3      Covenant Defeasance.

The Corporation may cause itself, in relation to any Securities or any series of Securities, to be released from its obligations under Section 10.6, Section 10.7, Section 10.8, Section 10.10 and Section 10.12, and, if specified pursuant to Section 3.1, their obligations under any other covenant, with respect to such Securities, in each case, on and after the date the conditions set forth in Section 12.4 are satisfied (hereinafter, "covenant defeasance"). For this purpose, such covenant defeasance means that, with respect to such Securities, the Corporation may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 5.1(3) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 12.4      Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions precedent to the application of Section 12.2 or Section 12.3 to any Securities or any series of Securities, as the case may be:

(1)	the Corporation shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities: (A) money in an amount, or (B) Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment under such Securities, money in an amount, or (C) a combination thereof, sufficient, in the case of (B) or (C), in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the principal (including mandatory sinking fund or analogous payments) of, and any premium, Additional Amounts and interest on, such Securities on the applicable Stated Maturities or on any Redemption Date established pursuant to Section 12.4(3) below, in accordance with the terms of this Indenture and such Securities;
(2)	no event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Section 5.1(6) and Section 5.1(7) at any time on or prior to the 90th day after the date of such deposit, it being understood that this condition shall not be deemed satisfied until the expiration of such period;
(3)	if the Securities are to be redeemed prior to the applicable Stated Maturity, other than from mandatory sinking fund payments or analogous payments, notice of such redemption shall have been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee shall have been made;
(4)	in the case of defeasance under Section 12.2, the Corporation shall have delivered to the Trustee an Opinion of Counsel stating that (a) the Corporation has received from, or there has been published by, the Canada Revenue Agency a ruling or (b) since the date of this Indenture, there has been a change in the applicable Canadian federal or provincial (and/or any other jurisdiction specified for such purpose in the related supplemental indenture for a series) income tax law, in either case to the effect that and based thereon such Opinion of Counsel shall confirm that, the Holders of such Securities should not recognize income, gain or loss for
68

Canadian federal or provincial (and/or any other jurisdiction specified for such purpose in the related supplemental indenture for a series) income tax purposes as a result of such defeasance and should be subject to Canadian federal and provincial (and/or any other jurisdiction specified for such purpose in the related supplemental indenture for the series) income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(5)	in the case of covenant defeasance under Section 12.3, the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities should not recognize income, gain or loss for Canadian federal or provincial (and/or any other jurisdiction specified for such purpose in the related supplemental indenture for the series) income tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial (and/or any other jurisdiction specified for such purpose in the related supplemental indenture for the series) income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;
(6)	the Corporation shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to the defeasance under Section 12.2 or the covenant defeasance under Section 12.3, as the case may be, have been complied with.

Section 12.5      Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 10.3, all money and Government Obligations, including the proceeds thereof, deposited with the Trustee pursuant to Section 13.4 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium, Additional Amounts and interest, but money so held in trust need not be segregated from other funds except to the extent required by Applicable Law.

The Corporation shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 12.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by Applicable Law is for the account of the Holders of Outstanding Securities.

Anything in this Article 12 to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon a Corporation Request, any money or Government Obligations held by it as provided in Section 12.4 which, in the opinion of a nationally recognized firm of independent chartered accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the defeasance or covenant defeasance, as the case may be, with respect to the applicable Securities.

Section 12.6      Reinstatement.

If and for so long as the Trustee is unable to apply any money or Government Obligations held in trust in accordance with Section 11.4, Section 13.4 or Section 13.5 by reason of any legal proceeding or by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Corporation under this Indenture and such Securities shall be revived and reinstated as though no deposit had

69

occurred; provided, however, that if the Corporation makes any payment of principal of or interest on any such Security following the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or Government Obligations held in trust.

Article 13
MEETINGS OF HOLDERS OF SECURITIES

Section 13.1      Purpose, Effect and Convention of Meetings.

(1)	Wherever in this Indenture a consent, waiver, notice, authorization, approval, resolution or other action of the Holders of a series of Securities is required, a meeting may be convened in accordance with this Article 13 to consider and resolve whether such consent, waiver, notice, authorization, approval, resolution or other action should be approved by the applicable Holders. A resolution passed by the affirmative votes of the Holders of at least a majority (or such other portion of the aggregate principal amount of the Outstanding Securities of the applicable series as is required by the applicable provision of this Indenture) of the Outstanding principal amount of the Securities represented and voting on a poll at a meeting of Holders of a series of Securities duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization, approval, resolution or other action; provided that, with respect to any of the matters described in Section 9.2, such resolution must be passed by the affirmative vote of each Holder affected.
(2)	At any time and from time to time, the Trustee may and, on receipt of Instructions or a Holders' Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Corporation or the Holders signing such Holders' Request, will, convene a meeting of all Holders of Securities of the applicable series.
(3)	If the Trustee fails to convene a meeting within 30 days after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Corporation or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Corporation or those Holders designate, as applicable.
(4)	Every such meeting will be held in Calgary, Alberta or such other place or in any manner (including by way of a "virtual" meeting held online or by electronic means) as may be approved or determined by the Trustee, the Corporation or the Holders who convened the meeting in accordance with this Section 13.1.

Section 13.2      Notice of Meetings.

Not more than 60 days’ nor less than 21 days' notice of any meeting of the Holders of any series of Securities shall be given to the Holders of such series of Securities, in the manner provided in Section 1.7 and a copy of such notice shall be sent to the Trustee, unless the meeting has been called by the Trustee, and to the Corporation, unless such meeting has been called by the Corporation. Such notice shall state the time when and the place where, or the manner in which, the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 13. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

70

Section 13.3      Chair.

The Chair of the Board of Directors, if present, will be the Chair of any meeting of the Holders of any series of Securities, failing which, an individual, who need not be a Holder, nominated in writing by the Trustee shall be Chair of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present or by proxy shall choose some individual present to be Chair.

Section 13.4      Quorum.

Subject to this Indenture, a quorum at any meeting of Holders of any series of Securities shall consist of one or more Holders present or represented by proxy and representing at least 25% of the principal amount of the Securities of such series then Outstanding. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, or in the same manner, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders of Securities of the applicable series present or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the Outstanding Securities of the relevant series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

Section 13.5      Power to Adjourn.

The Chair of any meeting at which a quorum of Holders of a series of Securities is present may, with the consent of the Holders of a majority in principal amount of the Securities of such series represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe or as may be required by Applicable Law.

Section 13.6      Poll.

A poll will be taken on every resolution submitted for approval at a meeting of Holders, in such manner as the chair directs, and the results of such polls shall be binding on all Holders of the relevant series of Securities.

Section 13.7      Voting.

(1)	On a poll, each Holder present or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Securities of the relevant series held by such Holder on the record date fixed for the meeting. A proxyholder need not be a Holder. In the case of joint Holders of a Security, any one of them present or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present or represented by proxy, they shall vote together in respect of the Securities of which they are joint Holders.
(2)	Notwithstanding Section 13.7(1), in the case of a Global Security, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of
71

votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Holders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository's designation.

Section 13.8      Proxies.

A Holder of a series of Securities may be present and vote at any meeting of Holders of Securities of such series by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case), for the purpose of enabling the Holders to be present and vote at any meeting without producing their Securities, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(1)	voting by proxy by Holders, the form of the instrument appointing a proxyholder (which shall be in writing) and the manner in which it may be executed, and the authority to be provided by any Person signing a proxy on behalf of a Holder;
(2)	the deposit of instruments appointing proxyholders at such place or in such manner as the Trustee, the Corporation or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and
(3)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held or in any other manner and enabling particulars of such instruments appointing proxyholders to be mailed, facsimiled or otherwise provided (including by electronic means) before the meeting to the Corporation or to the Trustee and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at a meeting as the Holders of any Securities, or as entitled to vote or, subject to Section 13.9, be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxyholders.

Section 13.9      Persons Entitled to Attend Meetings.

The Corporation and the Trustee, by their directors, officers and employees and the legal advisors of the Corporation, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

Section 13.10    Powers Cumulative.

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by resolution will derogate in any way from the rights of the Corporation pursuant to this Indenture.

72

Section 13.11    Minutes.

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the Chair of the meeting at which such resolutions were passed or proceedings had, or by the Chair of the next succeeding meeting of the Holders of the relevant series of Securities, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

Section 13.12    Instruments in Writing.

Any consent, waiver, notice, authorization, approval, resolution or other action of Holders of a series of Securities which may be given by resolution at a meeting of Holders of such series of Securities held as provided in this Article 13 may also be given by the Holders of not less than 50% (or such other portion of the aggregate principal amount of the Outstanding Securities of the applicable series as is required by the applicable provision of this Indenture) of the aggregate principal amount of the Securities of such series then Outstanding by a signed instrument in writing in one or more counterparts or in accordance with the procedures of the Depository and the expression "resolution" when used in this Indenture will include instruments so signed; provided that with respect to any of the matters described in Section 9.2, such consent, waiver, notice, authorization, approval, resolution or other action must be given by each Holder affected. Notice of any resolution passed in accordance with this Section 13.12 shall be given by the Trustee to the Holders of such series of Securities within 30 days of the date on which such resolution was passed.

Section 13.13    Binding Effect of Resolutions.

Every resolution passed in accordance with the provisions of this Article 13 at a meeting of Holders of any series of Securities shall be binding upon all the Holders of such series of Securities, whether present at or absent from such meeting, and every instrument in writing signed by the Holders of Securities of such series in accordance with Section 13.12 and every consent, waiver, notice, authorization, approval, resolution or other action otherwise provided in accordance with the procedures of the Depository in accordance with Section 13.12 shall be binding upon all the Holders of Securities of such series, whether signatories thereto or not, and each and every Holder of Securities of such series and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to Applicable Law, be bound to give effect accordingly to every such resolution, instrument in writing or consent, waiver, notice, authorization, approval, resolution or other action provided in accordance with the procedures of the Depository.

[Signature page follows.]

73

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

TRANSALTA CORPORATION, as Issuer

By:	/s/ Joel Hunter
Name: Joel Hunter
Title: Executive Vice President, Finance and Chief Financial Officer

By:	/s/ Nancy Brennan
Name: Nancy Brennan
Title: Executive Vice President, Legal and External Affairs

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Rubab Mehdi
Name: Rubab Mehdi
Title: Corporate Trust Officer

By:	/s/ Corentin Leverrier
Name: Corentin Leverrier
Title: Manager, Corporate Trust

[Signature Page – 2025 CAD Base Indenture]